Exhibit 99.1

CNH INDUSTRIAL N.V.

QUARTERLY REPORT FOR THE THREE MONTHS

ENDED March 31, 2018

TABLE OF CONTENTS

PART I – FINANCIAL INFORMATION

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2018 and December 31, 2017

(Unaudited)

	March 31, 2018	December 31, 2017(*)
	(in millions)
ASSETS
Cash and cash equivalents	$3,615	$5,430
Restricted cash	773	770
Trade receivables, net	542	496
Financing receivables, net	19,488	19,795
Inventories, net	7,421	6,452
Property, plant and equipment, net	6,770	6,831
Investments in unconsolidated subsidiaries and affiliates	563	561
Equipment under operating leases	1,781	1,845
Goodwill	2,469	2,472
Other intangible assets, net	783	792
Deferred tax assets	879	852
Derivative assets	104	77
Other assets	2,007	1,925
Total Assets	$47,195	$48,298
LIABILITIES AND EQUITY
Debt	$24,650	$25,895
Trade payables	6,299	6,060
Deferred tax liabilities	96	94
Pension, postretirement and other postemployment benefits	2,315	2,300
Derivative liabilities	108	98
Other liabilities	9,607	9,594
Total Liabilities	$43,075	$44,041
Redeemable noncontrolling interest	26	25
Common shares, €0.01, par value; outstanding 1,357,522,507 common shares and 388,880,133 special voting shares at 3/31/2018; and outstanding 1,363,592,506 common shares and 388,906,690 special voting shares at 12/31/2017	25	25
Treasury stock, at cost; 6,877,689 common shares at 3/31/2018 and 807,690 common shares at 12/31/2017	(90)	(10)
Additional paid in capital	4,407	4,412
Retained earnings	1,959	1,763
Accumulated other comprehensive loss	(2,220)	(1,966)
Noncontrolling interests	13	8
Total Equity	$4,094	$4,232
Total Liabilities and Equity	$47,195	$48,298

(*)   2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (ASC 606).

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Ended March 31, 2018 and 2017

(Unaudited)

	Three Months Ended March 31,
	2018	2017(*)
	(in millions)
Revenues
Net sales	$6,300	$5,290
Finance, interest and other income	473	495
Total Revenues	$6,773	$5,785
Costs and Expenses
Cost of goods sold	$5,256	$4,482
Selling, general and administrative expenses	590	539
Research and development expenses	227	191
Restructuring expenses	3	12
Interest expense	200	219
Other, net	251	263
Total Costs and Expenses	$6,527	$5,706
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	246	79
Income tax (expense)	(63)	(51)
Equity in income of unconsolidated subsidiaries and affiliates	19	18
Net income	202	46
Net income attributable to noncontrolling interests	6	3
Net income attributable to CNH Industrial N.V.	$196	$43
Earnings per share attributable to common shareholders
Basic	$0.14	$0.03
Diluted	$0.14	$0.03
Cash dividends declared per common share	$-	$-

(*)   2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

For the Three Months Ended March 31, 2018 and 2017

(Unaudited)

	Three Months Ended March 31,
	2018	2017(*)
	(in millions)
Net income	$202	$46
Other comprehensive income (loss), net of tax
Unrealized income (loss) on cash flow hedges	11	(5)
Changes in retirement plans’ funded status	10	14
Foreign currency translation	(289)	24
Share of other comprehensive income of entities using the equity method	15	9
Other comprehensive income (loss), net of tax	(253)	42
Comprehensive income (loss)	(51)	88
Less: Comprehensive income attributable to noncontrolling interests	7	2
Comprehensive income (loss) attributable to CNH Industrial N.V.	$(58)	$86

(*)   2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2018 and 2017

(Unaudited)

	Three Months Ended March 31,
	2018	2017(*)
	(in millions)
Operating activities:
Net income	$202	$46
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	185	177
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	168	139
Undistributed income of unconsolidated subsidiaries	10	8
Other non-cash items	50	38
Changes in operating assets and liabilities:
Provisions	(126)	(73)
Deferred income taxes	(24)	(24)
Trade and financing receivables related to sales, net	185	201
Inventories, net	(755)	(564)
Trade payables	145	198
Other assets and liabilities	(114)	(132)
Net cash provided by (used in) operating activities	$(74)	$14
Investing activities:
Additions to retail receivables	(959)	(846)
Collections of retail receivables	1,089	1,050
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	1	2
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(62)	(74)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(305)	(393)
Other	(47)	(72)
Net cash used in investing activities	$(283)	$(333)
Financing activities:
Proceeds from long-term debt	3,039	2,851
Payments of long-term debt	(4,398)	(3,869)
Net increase (decrease) in other financial liabilities	(69)	71
Dividends paid	(1)	(1)
Other	(90)	—
Net cash used in financing activities	$(1,519)	$(948)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	64	80
Decrease in cash and cash equivalents and restricted cash	(1,812)	(1,187)
Cash and cash equivalents and restricted cash, beginning of year	6,200	5,854
Cash and cash equivalents and restricted cash, end of period	$4,388	$4,667

(*)   2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and cash flow presentation (ASU 2016-18).

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Three Months Ended March 31, 2018 and 2017

(Unaudited)

	Common Shares	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2017, as previously reported	$25	$(9)	$4,408	$1,787	$(1,767)	$7	$4,451	$21
Adoption of ASC 606	—	—	—	(135)	5	(1)	(131)	—
Balance, January 1, 2017, as recast	25	(9)	4,408	1,652	(1,762)	6	4,320	21
Net income	—	—	—	43	—	1	44	2
Other comprehensive income (loss), net of tax	—	—	—	—	43	(1)	42	—
Dividend paid	—	—	—	—	—	—	—	(1)
Acquisition of treasury stock	—	—	—	—	—	—	—	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	9	(6)	—	—	—	3	—
Share-based compensation expense	—	—	6	—	—	—	6	—
Other changes	—	—	(2)	—	—	(1)	(3)	—
Balance, March 31, 2017	$25	$—	$4,406	$1,695	$(1,719)	$5	$4,412	$22

Balance, December 31, 2017, as previously reported	$25	$(10)	$4,412	$1,921	$(1,958)	$10	$4,400	$25
Adoption of ASC 606	—	—	—	(158)	(8)	(2)	(168)	—
Balance, January 1, 2018	25	(10)	4,412	1,763	(1,966)	8	4,232	25
Net income	—	—	—	196	—	4	200	2
Other comprehensive income (loss), net of tax	—	—	—	—	(254)	1	(253)	—
Dividend paid	—	—	—	—	—	—	—	(1)
Acquisition of treasury stock	—	(90)	—	—	—	—	(90)	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	10	(8)	—	—	—	2	—
Share-based compensation expense	—	—	4	—	—	—	4	—
Other changes	—	—	(1)	—	—	—	(1)	—
Balance, March 31, 2018	$25	$(90)	$4,407	$1,959	$(2,220)	$13	$4,094	$26

See accompanying notes to condensed consolidated financial statement

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. BASIS OF PRESENTATION

CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands, and has its principal office in London, United Kingdom. The Company was formed as a result of the business combination transaction between Fiat Industrial S.p.A. (“Fiat Industrial”) and CNH Global N.V. (“CNH Global”). Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its consolidated subsidiaries.

The condensed consolidated financial statements of CNH Industrial N.V. and its consolidated subsidiaries have been voluntarily prepared by the Company without audit. Although prepared on a voluntary basis, the condensed consolidated financial statements included in the report comply in all material respects with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) governing interim financial statements. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) have been condensed or omitted as permitted by such rules and regulations. All adjustments, consisting of normal recurring adjustments, have been included. Management believes that the disclosures are adequate to present fairly the financial position, results of operations, and cash flows at the dates and for the periods presented. These interim financial statements should be read in conjunction with the financial statements and the notes thereto appearing in the Company’s annual report on Form 20-F for the year ended December 31, 2017. Results for interim periods are not necessarily indicative of those to be expected for the fiscal year. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related accompanying notes and disclosures. Actual results could differ materially from those estimates.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;
•	EMEA— member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);
•	LATAM—Central and South America, and the Caribbean Islands; and
•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

2. NEW ACCOUNTING PRONOUNCEMENTS

Adopted in 2018

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606) (“ASU 2014-09”), which supersedes existing revenue recognition guidance under current U.S. GAAP. The new standard requires an entity to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration that the entity expects to receive. This new revenue recognition model defines a five-step process to achieve this objective. The new standard also requires additional disclosures to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts with customers. In August 2015, the FASB amended the effective date to be the first quarter of fiscal year 2018 with early adoption permitted in 2017. The FASB subsequently issued several amendments in 2016 clarifying various aspects of ASU 2014-09, including revenue transactions that involve a third party, goods or services that are immaterial in the context of the contract, licensing arrangements, certain transition practical expedients, disclosure of performance obligation and provisions for losses on construction-type and production-type contracts. Entities have the option to apply the new guidance under a retrospective approach to each prior reporting period presented and the cumulative effect of applying the standard would be recognized at the earliest period shown, or a modified retrospective approach with the cumulative effect of initially applying the new guidance recognized at the date of initial application within the condensed consolidated statement of changes in equity.

The Company has adopted the new standard effective January 1, 2018 using the full retrospective approach. The impact of adopting the new standard on net equity at January 1, 2016 (date of first time retrospective adoption of the new standard) is a reduction of $122 million and primarily relates to certain services (mainly maintenance and repair contracts, as well as extended warranty contracts) and certain other incentives provided by CNH Industrial to customers which require a different timing of recognition of revenues and margin. Furthermore, the adoption of the new standard also resulted in changes in classification between net revenues and expenses, whose overall impact on total net revenues is not significant, as well as certain further changes in classification for certain assets and liabilities, whose overall impact on total assets and total liabilities is not significant.

As it relates to our supplemental information and segment reporting, based upon the provisions of ASC 606, we have determined that sales to dealers accompanied by “floor plan” agreements, under which the Company offers wholesale financing including “interest-free” financing for specified periods, include two separate performance obligations. In particular, concurrent with the sale of the equipment/vehicle, our Industrial Activities companies offer to the dealer wholesale financing through loans extended by financial services companies (primarily through our captive Financial Services business). Industrial Activities compensates Financial Services for the cost of the “interest-free” period. This cost has been determined to represent a cash sale incentive on the initial sale of the good (first performance obligation), and therefore it should be recognized as a reduction of net sales of Industrial Activities, and not as interest compensation to Financial Services in the Industrial Activities statement of operations, as presented historically. The second performance obligation consists of a credit facility extended by our Financial Services business to the dealer: the remuneration of this performance obligation is represented by the compensation received from Industrial Activities for the period of the “interest-free” financing, and by the interest charged to dealer for the remaining period. This remuneration is recognized over the period of the outstanding exposure, consistent with the current accounting treatment. These changes did not result in any change in total revenues in the Condensed Consolidated Statement of Operations or in total operating income, as the transactions between Industrial Activities and Financial Services are eliminated in consolidation. However, the new classification of the interest compensation to Financial Services modified the allocation of total revenues between the amounts classified as Net sales (which includes only Net sales of Industrial Activities) and the Finance and Interest Income (which mainly includes income of Financial Services). Furthermore, after the adoption of ASC 606, the different classification of interest compensation to Financial Services reduced the operating profit of Industrial Activities, but did not modify the total consolidated operating profit.

In accordance with the transitional rules included in ASU 2016-02, the Company has applied the standard’s practical expedient where, for all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to the remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue. No other practical expedients were applied.

The following paragraph presents the Company’s revenue recognition policy after the adoption of the new accounting standard ASC 606.

Revenue recognition policy

Revenue is recognized when control of the vehicles, equipment, services or parts has been transferred and the Company’s performance obligations to the customers have been satisfied. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services.

The timing of when the Company transfers the goods or services to the customer may differ from the timing of the customer’s payment.

Revenues are stated net of discounts, allowances, settlement discounts and rebates, as well as costs for sales incentive programs, determined on the basis of historical costs, country by country, and charged against profit for the period in which the corresponding sales are recognized.

The Company also enters into contracts with multiple performance obligations. For these contracts, the Company allocates revenue from the transaction price to the distinct goods and services in the contract on a relative standalone selling price basis. To the extent the Company sells the goods or services separately in the same market, the standalone selling price is the observable price at which the Company sells the goods or services separately. For all other goods or services, the Company estimates the standalone selling price considering all information, reasonably available (including market conditions, entity-specific factors and information about the customer or class of customer).

Sales of goods

The Company has determined that the customers from the sale of vehicles, equipment and parts are generally dealers, distributors and retail customers.

Transfer of control, and thus related revenue recognition, generally corresponds to when the vehicles, equipment and parts are made available to the customer. Therefore, the Company recognizes revenue at a point in time, when control is transferred to the customer at a sale price that the Company expects to receive.

For all sales, no significant uncertainty exists surrounding the purchaser’s obligation to pay for vehicles, equipment and parts. The Company records appropriate allowance for credit losses and anticipated returns as required. Fixed payment schedules exist for all sales, but payment terms vary by geographic market and product line.

The cost of incentives, if any, are estimated at the inception of a contract at the amount that is expected to be paid and is recognized as a reduction to revenue at the time of the sale. If a vehicle or equipment contract transaction has multiple performance obligations, the cost of incentives is allocated entirely to vehicle or equipment as the intent of the incentives is to encourage sales of vehicles or equipment. If the estimate of the incentive changes following the sale to the customer, the change in estimate is recognized as an adjustment to revenue in the period of the change. CNH Industrial grants certain sales incentives to support sales of its products to retail customers. At the later of the time of sale or the time an incentive is announced to dealers, CNH Industrial records the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. Subsequent adjustments to sales incentive programs related to products/vehicles previously sold are recognized as an adjustment to revenues in the period the adjustment is determinable. The determination of sales allowances requires management to make estimates based upon historical data, estimated future market demand for products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things.

With reference to the sales to dealers accompanied by “floor plan” agreements, under which the Company offers wholesale financing including “interest-free” financing for specified period of time (which also vary by geographic market and product line) two separate performance obligations exist. The first performance obligation consists of the sale of the equipment/vehicle from Industrial Activities to the dealer. Concurrent with the sale of the equipment/vehicle, Industrial Activities offers to the dealer wholesale financing through loans extended by Financial Services. Industrial Activities compensates Financial Services for the cost of the interest-free period. This cost has been determined to represent a cash sale incentive on the initial sale of the good sold, and therefore it should be recognized upfront as a reduction of net sales of Industrial Activities. The second performance obligation consists of a credit facility extended by Financial Services to the dealer. The remuneration of this performance obligation is represented by the compensation received from Industrial Activities for the period of the interest-free financing, and by the interest charged to dealer for the remaining period. This remuneration is recognized by Financial Services over the period of the outstanding exposure.

For parts sales, when the Company provides its customers with a right to return a transferred product, revenue and corresponding cost of sales are recognized for parts that are not expected to be returned. The expected returns are estimated based on an analysis of historical experience. The portion of revenue (and corresponding cost of sales) related to the parts that are expected to be returned is recognized at the end of the return period. The amount received or receivable that is expected to be returned is recognized as a refund liability, representing the obligation to return the customer’s consideration.

Furthermore, at the time of the initial sale, CNH Industrial recognizes a return asset for the right to recover the goods returned by the customer. This asset is initially measured at the former carrying amount of the inventory. At each reporting date, both the refund liability and the return asset are remeasured to record for any revisions to the expected level of returns, as well as any decreases in the value of the returned products.

Rendering of services

Revenues from services provided are primarily comprised of extended warranties and maintenance and repair services, and are recognized over the contract period when the costs are incurred, that is when the claims are charged by the dealer. Amounts invoiced to customers for which CNH Industrial receives consideration before the performance is satisfied are recognized as contract liability. These services are either separately-priced or included in the selling price of the vehicle. In the second case, revenue for the services is allocated based on the estimated stand-alone selling price. In the event that the costs expected to be incurred to satisfy the remaining performance obligations exceed the transaction price, an estimated contract loss is recognized.

Shipping and other transportation activities performed as an agent are recognized on a net basis, which is, netting the related freight cost against the freight revenue.

Rents and other income on assets sold with a buy-back commitment

Commercial Vehicles enters into transactions for the sale of vehicles to some customers with an obligation to repurchase (“buy-back commitment”) the vehicles at the end of a period (“buy-back period”) at the customer’s request. For these types of arrangements, at inception, CNH Industrial assesses whether a significant economic incentive exists for the customer to exercise the option.

If CNH Industrial determines that a significant economic incentive exists for the customer to exercise the buy-back option, the transaction is accounted for as an operating lease. In such case, vehicles are accounted for as Property, plant and equipment because the agreements typically have a long-term buy-back period. The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period is depreciated on a straight-line basis over the same period. The initial sale price received is recognized in “Other liabilities”, and is comprised of the repurchase value of the vehicle, and the rents to be recognized in the future recorded as contract liability. These rents are determined at the inception of the contract as the difference between the initial sale price and the repurchase price, and are recognized as revenue on a straight-line basis over the term of the agreement. At the end of the agreement term, upon exercise of the option, the used vehicles are reclassified from Property, plant and equipment to Inventories. The proceeds from the sale of such vehicles are recognized as Revenues.

If CNH Industrial determines that a significant economic incentive does not exist for the customer to exercise the buy-back option, the transaction is treated as a sale with a variable consideration whose variable component is the buy-back provision accrual. The buy-back provision accrual is the difference between the repurchase price and the estimated market value of the used vehicle at the end of the buy-back period and is recorded only when the repurchase price is greater than the estimated market value of the used vehicle. The buy-

back provision accrual is estimated and recognized as a reduction of revenues at the time of the sale. Any subsequent change following such periodic reassessment is recognized as a reduction of revenues at that time.

Finance and interest income

Finance and interest income on retail and other notes receivables and finance leases is recorded using the effective yield method. Deferred costs on the origination of financing receivables are recognized as a reduction in finance revenue over the expected lives of the receivables using the effective yield method. Recognition of income on loans is suspended when management determines that collection of future income is not probable or when an account becomes 120 days delinquent, whichever occurs earlier. Interest accrual is resumed when and if the receivable becomes contractually current and collection becomes probable. Previously suspended income is recognized at that time. The Company applies cash received on nonaccrual financing receivables to first reduce any unrecognized interest and then the recorded investment and any other fees. Receivables are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Delinquency is reported on receivables greater than 30 days past due. Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is determined to be probable that all amounts due will not be collected.

Rents and other income on operating leases

Income from operating leases is recognized over the term of the lease on a straight-line basis.

Compensation – Retirement Benefits

In March 2017, the FASB issued ASU 2017-07, Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (“ASU 2017-07”). The amendments in this update require that an employer disaggregate the service cost component from the other components of net benefit cost. The amendments also provide explicit guidance on how to present the service cost component and the other components of net benefit cost in the income statement and allow only the service cost component of net benefit cost to be eligible for capitalization. ASU 2017-07 is effective for annual reporting periods beginning after December 15, 2017, and early adoption is permitted. The Company adopted ASU 2017-07 on a retrospective basis as of January 1, 2018, which did not have a material impact on its condensed consolidated financial statements.

Statement of Cash Flows

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”) that changes the presentation of restricted cash and cash equivalents on the statement of cash flows. Restricted cash and restricted cash equivalents will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period amounts shown on the statement of cash flows. ASU 2016-18 is effective for annual reporting periods beginning after December 15, 2017, and early adoption is permitted. The Company adopted ASU 2016-18 on a retrospective basis as of January 1, 2018, which did not have a material impact on its condensed consolidated financial statements.

Summary of the impacts of the adoption of the new accounting standards

The unaudited impact of adoption of the new Revenue Recognition standard and the impact of ASU 2017-07 on the condensed consolidated statement of operations for the three months ended March 31, 2017 is as follows:

	Three Months Ended March 31, 2017
	As Previously Reported	Adjustment Due to Adoption of ASC 606	Adjustment Due to ASU 2017-07	As Recast
	(in millions)
Revenues
Net Sales	$5,384	$(94)	$—	$5,290
Finance, interest and other income	297	198	—	495
Total Revenues	$5,681	$104	$—	$5,785
Costs and Expenses				—
Cost of goods sold	4,497	(12)	(3)	4,482
Selling, general and administrative expenses	542	—	(3)	539
Research and development expenses	191	—	—	191
Restructuring expenses	12	—	—	12
Interest expense	219	—	—	219
Other, net	141	116	6	263
Total Costs and Expenses	$5,602	$104	$—	$5,706
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	79	—	—	79
Income tax (expense)	(48)	(3)	—	(51)
Equity in income of unconsolidated subsidiaries and affiliates	18	—	—	18
Net Income (loss)	$49	$(3)	$—	$46
Net income (loss) attributable to noncontrolling interests	3	—	—	3
Net income/(loss) attributable to controlling interests	$46	$(3)	$—	$43
Earnings per share attributable to common shareholders
Basic	$0.03	$—	$—	$0.03
Diluted	$0.03	$—	$—	$0.03

The unaudited impact of adoption of the new Revenue Recognition standard on our condensed consolidated balance sheet at December 31, 2017 is as follows:

	December 31, 2017
	As Previously Reported	Adjustment Due to Adoption of ASC 606	As Recast
	(in millions)
ASSETS
Cash and cash equivalents	$5,430	$—	$5,430
Restricted cash	770	—	770
Trade receivables, net	496	—	496
Financing receivables, net	19,842	(47)	19,795
Inventories, net	6,280	172	6,452
Property, plant and equipment, net	7,003	(172)	6,831
Investments in unconsolidated subsidiaries and affiliates	561	—	561
Equipment under operating leases	1,845	—	1,845
Goodwill	2,472	—	2,472
Other intangible assets, net	792	—	792
Deferred tax assets	818	34	852
Derivative assets	77	—	77
Other assets	1,889	36	1,925
Total Assets	$48,275	$23	$48,298
LIABILITIES AND EQUITY
Debt	$25,895	$—	$25,895
Trade payables	6,060	—	6,060
Deferred tax liabilities	97	(3)	94
Pension, postretirement and other postemployment benefits	2,300	—	2,300
Derivative liabilities	98	—	98
Other liabilities	9,400	194	9,594
Total Liabilities	$43,850	$191	$44,041
Redeemable noncontrolling interest	25	—	25
Total Equity	$4,400	$(168)	$4,232
Total Liabilities and Equity	$48,275	$23	$48,298

The unaudited impact of adoption of the new Revenue Recognition standard and the impact of ASU 2016-18 on our condensed consolidated statement of cash flows for the three months ended March 31, 2017 is as follows:

	March 31, 2017
	As Previously Reported	Adjustment Due to Adoption of ASC 606	Adjustment Due to ASU 2016-18	As Recast
	(in millions)
Operating activities:
Net income	$49	$(3)	$-	$46
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	177	-	-	177
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	139	-	-	139
Loss from disposal of assets	4	(4)	-	-
Loss on repurchase/early redemption of notes	-	-	-	-
Undistributed income of unconsolidated subsidiaries	8	-	-	8
Other non-cash items	42	(4)	-	38
Changes in operating assets and liabilities:
Provisions	(72)	(1)	-	(73)
Deferred income taxes	(26)	2	-	(24)
Trade and financing receivables related to sales, net	203	(2)	-	201
Inventories, net	(760)	196	-	(564)
Trade payables	198	-	-	198
Other assets and liabilities	(136)	4	-	(132)
Net cash provided by operating activities	$(174)	$188	$-	$14
Investing activities:
Additions to retail receivables	(846)	-	-	(846)
Collections of retail receivables	1,050	-	-	1,050
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	2	-	-	2
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	188	(188)	-	-
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(74)	-	-	(74)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(393)	-	-	(393)
Other	29	-	(101)	(72)
Net cash used in investing activities	$(44)	$(188)	$(101)	$(333)
Financing activities:
Proceeds from long-term debt	2,851	-	-	2,851
Payments of long-term debt	(3,869)	-	-	(3,869)
Net increase in other financial liabilities	71	-	-	71
Dividends paid	(1)	-	-	(1)
Other	-	-	-	-
Net cash used in financing activities	$(948)	$-	$-	$(948)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	73	-	7	80
Decrease in cash and cash equivalents and restricted cash	(1,093)	-	(94)	(1,187)
Cash and cash equivalents and restricted cash, beginning of year	5,017	-	837	5,854
Cash and cash equivalents and restricted cash, end of period	$3,924	$-	$743	$4,667

The unaudited impact of adoption of the new Revenue Recognition standard and the impact of ASU 2017-07 on our segment reporting for the three months ended March 31, 2017 is as follows:

	Three Months Ended March 31, 2017
	As Previously Reported	Adjustment Due to Adoption of ASC 606	As Recast
	(in millions)
Revenues:
Agricultural Equipment	$2,346	$(106)	$2,240
Construction Equipment	523	(21)	502
Commercial Vehicles	2,091	34	2,125
Powertrain	1,002	(1)	1,001
Eliminations and other	(578)	—	(578)
Net sales of Industrial Activities	5,384	(94)	5,290
Financial Services	396	116	512
Eliminations and other	(99)	82	(17)
Total Revenues	$5,681	$104	$5,785

	Three Months Ended March 31, 2017
	As Previously Reported	Adjustment Due to Adoption of ASC 606	Adjustment Due to ASU 2017-07	As Recast
	(in millions)
Operating Profit:
Agricultural Equipment	$159	$(59)	$4	$104
Construction Equipment	(22)	(10)	1	(31)
Commercial Vehicles	28	(12)	—	16
Powertrain	74	—	—	74
Eliminations and other	(20)	—	—	(20)
Operating profit of Industrial Activities	219	(81)	5	143
Financial Services	120	—	—	120
Eliminations and other	(82)	82	—	—
Total Operating profit	$257	$1	$5	$263

The unaudited impact on Industrial Activities of adoption of the new Revenue Recognition standard, the impact of ASU 2017-07 and ASU 2016-18 on our supplemental statements of operations and statements of cash flows for the three months ended March 31, 2017 and our supplemental balance sheets at December 31, 2017 is as follows:

	Statement of Operations
	Industrial Activities
	Three Months Ended March 31, 2017
	As Previously Reported	Adjustment Due to Adoption of New Accounting Pronouncements	As Recast
	(in millions)
Revenues
Net sales	$5,384	$(94)	$5,290
Finance, interest and other income	36	—	36
Total Revenues	$5,420	$(94)	$5,326
Costs and Expenses
Cost of goods sold	$4,497	$(15)	$4,482
Selling, general and administrative expenses	477	(3)	474
Research and development expenses	191	—	191
Restructuring expenses	11	—	11
Interest expense	139	—	139
Interest compensation to Financial Services	82	(82)	—
Other, net	63	6	69
Total Costs and Expenses	$5,460	$(94)	$5,366
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(40)	—	(40)
Income tax (expense) benefit	(10)	(3)	(13)
Equity in income of unconsolidated subsidiaries and affiliates	12	—	12
Results from intersegment investments	87	—	87
Net income	$49	$(3)	$46

	Balance Sheet
	Industrial Activities
	December 31, 2017
	As Previously Reported	Adjustment Due to Adoption of New Accounting Pronouncements	As Recast
	(in millions)
ASSETS
Cash and cash equivalents	$4,901	$—	$4,901
Restricted cash	—	—	—
Trade receivables	490	—	490
Financing receivables	1,718	—	1,718
Inventories, net	6,064	172	6,236
Property, plant and equipment, net	7,001	(172)	6,829
Investments in unconsolidated subsidiaries and affiliates	3,173	—	3,173
Equipment under operating leases	35	—	35
Goodwill	2,316	—	2,316
Other intangible assets, net	779	—	779
Deferred tax assets	835	34	869
Derivative assets	73	—	73
Other assets	1,706	36	1,742
Total Assets	$29,091	$70	$29,161
LIABILITIES AND EQUITY
Debt	$7,396	$47	7,443
Trade payables	5,936	—	5,936
Deferred tax liabilities	97	(3)	94
Pension, postretirement and other postemployment benefits	2,280	—	2,280
Derivative liabilities	88	—	88
Other liabilities	8,869	194	9,063
Total Liabilities	$24,666	$238	$24,904
Equity	4,400	(168)	4,232
Redeemable noncontrolling interest	25	—	25
Total Liabilities and Equity	$29,091	$70	$29,161

	Statements of Cash Flows
	Industrial Activities
	Three Months Ended March 31, 2017
	As Previously Reported	Adjustment Due to Adoption of New Accounting Pronouncements	As Recast
	(in millions)
Net cash provided by operating activities	$(332)	$73	$(259)
Net cash used in investing activities	$(724)	$(73)	$(797)
Net cash used in financing activities	$(105)	$-	$(105)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	69	-	69
Decrease in cash and cash equivalents and restricted cash	(1,092)	-	(1,092)
Cash and cash equivalents and restricted cash, beginning of year	4,649	-	4,649
Cash and cash equivalents and restricted cash, end of period	$3,557	$-	$3,557

The unaudited impact on Financial Services of adoption of the new Revenue Recognition standard, the impact of ASU 2017-07 and ASU 2016-18 on our supplemental statements of operations and statements of cash flows for the three months ended March 31, 2017 and our supplemental balance sheets at December 31, 2017 is as follows:

The impact of the new standards to Financial Services statement of operations was to increase Finance, interest and other income by $116 million with a corresponding increase to Other, net.

There was no impact to the Financial Services balance sheet for the new standards and the impact to the statement of cash flows is as follows:

	Statements of Cash Flows
	Financial Activities
	Three Months Ended March 31, 2017
	As Previously Reported	Adjustment Due to Adoption of New Accounting Pronouncements	As Recast
	(in millions)
Net cash provided by operating activities	$262	$115	$377
Net cash used in investing activities	$680	$(216)	$464
Net cash used in financing activities	$(947)	$-	$(947)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	4	7	11
Decrease in cash and cash equivalents and restricted cash	(1)	(94)	(95)
Cash and cash equivalents and restricted cash, beginning of year	368	837	1,205
Cash and cash equivalents and restricted cash, end of period	$367	$743	$1,110

Impact of the adoption of the new Revenue Recognition standard and of ASU 2017-07 on 2017 amounts included in the following Notes

2017 figures included in the following Notes have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (ASC 606) and for retirement benefit accounting (ASU 2017-07).

Financial Instruments

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which amends ASC 825-10, Financial Instruments - Overall. This ASU changes the treatment for available-for-sale equity investments by recognizing unrealized fair value changes directly in net income, and no longer in other comprehensive income. The ASU is effective January 1, 2018, with the cumulative-effect adjustment from initially applying the new standard recognized in the condensed consolidated statement of financial position as of January 1, 2018. The Company adopted this standard on January 1, 2018, which did not have a material impact on its condensed consolidated financial statements.

Not Yet Adopted

Derivatives and Hedging

In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities (“ASU 2017-12”), which amends ASC 815, Derivatives and Hedging. The purpose of this ASU is to better align a company’s risk management activities and financial reporting for hedging relationships, simplify the hedge accounting requirements and improve the disclosures of hedging arrangements. ASU 2017-12 is effective for fiscal years beginning after December 15, 2018, including interim periods within these years. Early adoption is permitted in any interim period or fiscal year before the effective date. The Company is currently evaluating the impact the adoption of this standard will have on its condensed consolidated financial statements.

Financial Instruments

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which establishes ASC 326, Financial Instruments - Credit Losses. The ASU introduced a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. Additional disclosures about significant estimates and credit quality are also required. The ASU is effective for annual period beginning after December 15, 2019, with early adoption permitted for annual periods beginning after December 15, 2018. The Company is currently evaluating the impact the adoption of this standard will have on its condensed consolidated financial statements.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which supersedes ASC 840, Leases. The ASU’s most prominent change is the requirement for lessees to recognize leased assets and liabilities classified as operating leases under the previous standard. The ASU does not significantly change the lessee’s recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. ASU 2016-02 also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. It is effective for annual reporting periods beginning after December 15, 2018 including interim periods within those fiscal years, but early adoption is permitted. The ASU requires a modified retrospective transition approach and provides certain optional transition relief. The Company is currently evaluating the impact the adoption of this standard will have on its condensed consolidated financial statements.

Comprehensive Income

In February 2018, the FASB issued ASU No. 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“ASU 2018-02”), which amends ASC 220, Income Statement – Reporting Comprehensive Income. In December 2017, the U.S. government enacted new tax legislation (U.S. tax reform). Included in the provisions of U.S. tax reform is a reduction of the corporate income tax rate from 35 percent to 21 percent. U.S. GAAP requires that the remeasurement of deferred taxes to the new corporate tax rate occur in the period in which the legislation is enacted. The deferred tax adjustment is recorded in the provision for income taxes, including items for which the tax effects were originally recorded in Other Comprehensive Income (“OCI”). This treatment results in the items in OCI reflecting a disproportionate tax rate, a result often referred to as stranded tax effects. This ASU allows a reclassification from accumulated OCI to retained earnings for stranded tax effects resulting from tax reform. The ASU is effective for annual reporting periods beginning after December 15, 2018 including interim periods within those fiscal years, but early adoption is permitted. The ASU can be adopted at the beginning of an interim or annual period or retrospectively to each period affected by tax reform. The Company is currently evaluating the impact the adoption of this standard will have on the condensed consolidated financial statements.

3. REVENUE

The following tables summarize revenues for the three months ended March 31, 2018 and 2017:

	Three Months Ended March 31, 2018
	EMEA	NAFTA	LATAM	APAC	Total
	($ million)
Agricultural Equipment	$998	$771	$356	$454	$2,579
Construction Equipment	152	322	76	132	682
Commercial Vehicles	2,131	4	162	198	2,495
Powertrain	869	36	64	217	1,186
Eliminations and Other	(549)	(24)	(52)	(17)	(642)
Total Industrial Activities	$3,601	$1,109	$606	$984	$6,300
Eliminations and Other	(34)	(3)	8	-	(29)
Financial Services	86	321	69	26	502
Total Revenues	$3,653	$1,427	$683	$1,010	$6,773

	Three Months Ended March 31, 2017
	EMEA	NAFTA	LATAM	APAC	Total
	($ million)
Agricultural Equipment	$796	$720	$366	$358	$2,240
Construction Equipment	97	267	54	84	502
Commercial Vehicles	1,797	6	162	160	2,125
Powertrain	756	30	58	157	1,001
Eliminations and Other	(493)	(22)	(48)	(15)	(578)
Total Industrial Activities	$2,953	$1,001	$592	$744	$5,290
Eliminations and Other	(29)	2	10	-	(17)
Financial Services	75	349	66	22	512
Total Revenues	$2,999	$1,352	$668	$766	$5,785

The following table disaggregates revenues by major source for the three months ended March 31, 2018 and 2017:

	Three Months Ended March 31,
	2018	2017
	(in millions)
Revenues from:
Sales of goods	$6,065	$5,086
Rendering of services	109	105
Rents on assets sold with a buy-back commitment	126	99
Revenues from sales of goods and services	6,300	5,290
Finance and interest income	294	292
Rents and other income on operating lease	179	203
Finance, interest and other income	473	495
Total Revenues	$6,773	$5,785

Contract liabilities recorded in Other liabilities were $1,500 million and $1,498 million at March 31, 2018 and December 31, 2017, respectively. Contract liabilities primarily relate to extended warranties/maintenance and repair contracts, and transactions for the sale of vehicles with a buy-back commitment. During the three months ended March 31, 2018 and 2017, revenues included $154 million and $146 million, respectively, relating to contract liabilities outstanding at the beginning of each period. As of March 31, 2018, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $2 billion. The Company expects to recognize revenue on approximately 40% and 85% of the remaining performance obligations over the next 12 and 36 months, respectively, with the remaining recognized thereafter.

4. VARIABLE INTEREST ENTITIES

The Company consolidates various securitization trusts and facilities that have been determined to be variable interest entities (“VIEs”) and of which the Company is a primary beneficiary. The Company has both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. For further information regarding VIEs, please see “Note 9: Receivables.”

The following table presents certain assets and liabilities of consolidated VIEs, which are included in the condensed consolidated balance sheets included in this report. The assets in the table below include only those assets that can be used to settle obligations of the consolidated VIEs. The liabilities in the table below include third party liabilities of the consolidated VIEs, for which creditors do not have recourse to the general credit of the Company.

	March 31, 2018	December 31, 2017
	(in millions)
Restricted cash	$729	$734
Financing receivables	10,241	10,404
Total Assets	$10,970	$11,138
Debt	$10,142	$10,464
Total Liabilities	$10,142	$10,464

5. EARNINGS PER SHARE

The Company’s basic earnings per share (“EPS”) is computed by dividing net income by the weighted-average number of common shares outstanding during the period.

Diluted EPS reflects the potential dilution that could occur if dilutive securities were exercised into common stock. Stock options, restricted stock units, and performance stock units are considered dilutive securities.

A reconciliation of basic and diluted earnings (loss) per share is as follows (in millions, except per share amounts):

	Three Months Ended March 31,
	2018	2017
Basic:
Net income (loss) attributable to CNH Industrial	$196	$43
Weighted average common shares outstanding—basic	1,363	1,363
Basic earnings (loss) per share	$0.14	$0.03
Diluted:
Net income (loss) attributable to CNH Industrial	$196	$43
Weighted average common shares outstanding—basic	1,363	1,363
Effect of dilutive securities (when dilutive):
Stock compensation plans (A)	5	3
Weighted average common shares outstanding—diluted	1,368	1,366
Diluted earnings (loss) per share	$0.14	$0.03

(A)

For the three months ended March 31, 2017, 0.1 million shares were excluded from the computation of diluted earnings per share as the impact of these shares (related to stock options) would have been anti-dilutive.

6. EMPLOYEE BENEFIT PLANS AND POSTRETIREMENT BENEFITS

The following table summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit pension plans and postretirement health and life insurance plans for the three months ended March 31, 2018 and 2017:

	Pension		Healthcare		Other
	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,
	2018	2017	2018	2017	2018	2017
	(in millions)
Service cost	$6	$7	$2	$2	$4	$3
Interest cost	18	18	9	9	1	1
Expected return on assets	(28)	(27)	(2)	(2)	—	—
Amortization of:
Prior service credit	—	—	(1)	(1)	—	—
Actuarial loss	19	22	2	2	—	—
Net periodic benefit cost	$15	$20	$10	$10	$5	$4

7. INCOME TAXES

The effective tax rate for the three months ended March 31, 2018 and 2017 was 25.6% and 64.6%, respectively. The effective tax rate for the three months ended March 31, 2018 improved as a result of favorable geographic mix of earnings, including improved results in jurisdictions where the Company cannot benefit from pre-tax losses, and a lower U.S. tax rate. In December 2017, the U.S. government enacted new tax legislation (U.S. tax reform). U.S. tax reform changed many aspects of U.S. corporate income taxation, including reducing the corporate tax rate from 35% to 21%, implementing a quasi-territorial tax system and imposing a tax on deemed repatriated earnings of certain foreign subsidiaries. The Company reasonably estimated the effects of U.S. tax reform in the three months ended December 31, 2017. Those provisional estimates were not changed during the three months ended March 31, 2018. During 2018, however, the Company will continue assessing its previously recorded impacts of U.S. tax reform. Any revisions to the Company’s prior estimates will be treated in accordance with the measurement period guidance outlined in Staff Accounting Bulletin No. 118.

8. SEGMENT INFORMATION

The operating segments through which the Company manages its operations are based on the internal reporting used by the Company’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by the Company.

CNH Industrial has the following five operating segments:

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the STEYR brand in Europe and the Miller brand, primarily in North America and Australia. Following the acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products have been sold under the Kongskilde, Överum, and JF brands.

Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders and telehandlers. Construction equipment is sold under the CASE Construction and New Holland Construction Equipment brands.

Commercial Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

Powertrain designs, manufactures, and offers a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation under the FPT Industrial brand.

Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

Historically and through 2017, the CODM assessed the performance of the operating segments on the basis of Operating Profit of Industrial Activities calculated using U.S. GAAP. In addition, with reference to Financial Services, the CODM assessed the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP. Furthermore, the CODM reviewed expenditures for long-lived assets, while other operating segment asset information was not readily available.

Concurrently with the change following the adoption of the new accounting standards, CNH Industrial reviewed the metrics on which the operating segments will be assessed.

Starting in 2018, the CODM began to assess segment performance and make decisions about resource allocation based upon adjusted EBIT and adjusted EBITDA. The Company believes adjusted EBIT and adjusted EBITDA more fully reflect segment and consolidated profitability. Adjusted EBIT is defined as net income/(loss) before income taxes, interest expenses of Industrial Activities, net, restructuring charges, the finance and non-service component of pension and other post-employment benefits costs, foreign exchange gains/(losses), and certain non-recurring items. Adjusted EBITDA is defined as adjusted EBIT plus depreciation and amortization (including on assets under operating leases and assets sold under buy-back commitments). With reference to Financial Services, the CODM continues to assess the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP.

The following tables summarize selected financial information by segment, as well as the reconciliation from consolidated net income (loss) under U.S. GAAP to adjusted EBIT and adjusted EBITDA, for the three months ended March 31, 2018 and 2017.

	Three Months Ended March 31, 2018
	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Eliminations	Total
	(in millions)
Revenues	$2,579	$682	$2,495	$1,186	$(642)	$6,300	$502	$(29)	$6,773
Net income (loss)(1)	-	-	-	-	-	99	103		202
Add back:
Income tax expense	-	-	-	-	-	23	40		63
Interest expense of Industrial Activities, net of interest income and eliminations	-	-	-	-	-	93	-		93
Foreign exchange (gains) losses, net	-	-	-	-	-	25	-		25
Finance and non-service component of Pension and OPEB costs	-	-	-	-	-	18	-		18
Adjustments:
Restructuring expenses	-	-	3	-	-	3	-		3
Adjusted EBIT	$186	$-	$49	$95	$(69)	$261	$143		$404
Depreciation and amortization	79	16	55	34	-	184	1		185
Depreciation of assets on operating lease and assets sold with buy-back commitment	-	-	102	-	-	102	66		168
Adjusted EBITDA	$265	$16	$206	$129	$(69)	$547	$210		$757
(1)	For Industrial Activities, net income (loss) net of “Results from intersegment investments”.

	Three Months Ended March 31, 2017
	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Eliminations	Total
	(in millions)
Revenues	$2,240	$502	$2,125	$1,001	$(578)	$5,290	$512	$(17)	$5,785
Net income (loss)(1)	-	-	-	-	-	(41)	87		46
Add back:
Income tax expense	-	-	-	-	-	13	38		51
Interest expense of Industrial Activities, net of interest income and eliminations	-	-	-	-	-	103	-		103
Foreign exchange (gains) losses, net	-	-	-	-	-	32	-		32
Finance and non-service component of Pension and OPEB costs	-	-	-	-	-	23	-		23
Adjustments:
Restructuring expenses	5	3	3	-	-	11	1		12
Adjusted EBIT	$115	$(31)	$17	$74	$(34)	$141	$126		$267
Depreciation and amortization	79	16	51	30	-	176	1		177
Depreciation of assets on operating lease and assets sold with buy-back commitment	-	-	74	-	-	74	65		139
Adjusted EBITDA	$194	$(15)	$142	$104	$(34)	$391	$192		$583
(1)	For Industrial Activities, net income (loss) net of “Results from intersegment investments”.

9. RECEIVABLES

Financing Receivables, net

A summary of financing receivables as of March 31, 2018 and December 31, 2017 is as follows:

	March 31, 2018	December 31, 2017
	(in millions)
Retail	$9,499	$9,725
Wholesale	9,883	10,001
Other	106	69
Total	$19,488	$19,795

Past due balances of financing receivables still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing financing receivables represent loans for which the Company has ceased accruing finance income. These receivables are generally 120 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

The aging of financing receivables as of March 31, 2018 and December 31, 2017 is as follows (in millions):

	March 31, 2018
	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
NAFTA	$32	$5	$—	$37	$6,354	$6,391	$20	$6,411
EMEA	7	1	10	18	267	285	10	295
LATAM	6	1	—	7	2,008	2,015	34	2,049
APAC	4	—	—	4	740	744	—	744
Total Retail	$49	$7	$10	$66	$9,369	$9,435	$64	$9,499
Wholesale
NAFTA	$—	$—	$—	$—	$3,590	$3,590	$36	$3,626
EMEA	41	15	2	58	4,987	5,045	16	5,061
LATAM	—	—	—	—	584	584	—	584
APAC	8	1	—	9	603	612	—	612
Total Wholesale	$49	$16	$2	$67	$9,764	$9,831	$52	$9,883

	December 31, 2017
	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
NAFTA	$26	$9	$—	$35	$6,671	$6,706	$25	$6,731
EMEA	3	4	4	11	261	272	—	272
LATAM	8	—	—	8	1,851	1,859	40	1,899
APAC	—	—	—	—	823	823	—	823
Total Retail	$37	$13	$4	$54	$9,606	$9,660	$65	$9,725
Wholesale
NAFTA	$—	$—	$—	$—	$3,651	$3,651	$41	$3,692
EMEA	23	12	4	39	5,061	5,100	9	5,109
LATAM	—	—	—	—	613	613	—	613
APAC	4	—	—	4	583	587	—	587
Total Wholesale	$27	$12	$4	$43	$9,908	$9,951	$50	$10,001

Allowance for credit losses activity for the three ended March 31, 2018 and 2017 is as follows:

	Three Months Ended March 31, 2018
	Retail	Wholesale	Other	Total
Opening Balance	$383	$200	$—	$583
Provision	20	(1)	—	19
Charge-offs, net of recoveries	(14)	(1)	—	(15)
Foreign Currency Translation and Other	5	4	—	9
Ending Balance	394	202	—	596
Ending Balance: Individually Evaluated for Impairment	258	170	—	428
Ending Balance: Collectively Evaluated for Impairment	136	32	—	168
Receivables:
Ending Balance	9,499	9,883	106	19,488
Ending Balance: Individually Evaluated for Impairment	379	435	—	814
Ending Balance: Collectively Evaluated for Impairment	$9,120	$9,448	$106	$18,674

	Three Months Ended March 31, 2017
	Retail	Wholesale	Other	Total
Opening balance	$374	$200	$—	$574
Provision	13	6	—	19
Charge-offs, net of recoveries	(19)	(2)	—	(21)
Foreign currency translation and other	3	5	—	8
Ending balance	371	209	—	580
Ending balance: Individually evaluated for impairment	179	157	—	336
Ending balance: Collectively evaluated for impairment	192	52	—	244
Receivables:
Ending balance	9,832	8,500	95	18,427
Ending balance: Individually evaluated for impairment	318	472	—	790
Ending balance: Collectively evaluated for impairment	$9,514	$8,028	$95	$17,637

Allowance for credit losses activity for the year ended December 31, 2017 is as follows:

	December 31, 2017
	Retail	Wholesale	Other	Total
Opening balance	$374	$200	$—	$574
Provision	72	11	—	83
Charge-offs, net of recoveries	(103)	(15)	—	(118)
Foreign currency translation and other	40	4	—	44
Ending balance	383	200	—	583
Ending balance: Individually evaluated for impairment	212	164	—	376
Ending balance: Collectively evaluated for impairment	171	36	—	207
Receivables:
Ending balance	9,725	10,001	69	19,795
Ending balance: Individually evaluated for impairment	347	540	—	887
Ending balance: Collectively evaluated for impairment	$9,378	$9,461	$69	$18,908

Financing receivables are considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, have provided bankruptcy notification, or require significant collection efforts. Impaired receivables are generally classified as non-performing.

	March 31, 2018				December 31, 2017
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment
	(in millions)
With an allowance recorded
Retail
NAFTA	$41	$39	$21	$44	$39	$37	$18	$41
EMEA	$294	$294	$212	$295	$260	$260	$170	$277
LATAM	$41	$41	$23	$43	$45	$45	$22	$32
APAC	$3	$3	$2	$3	$3	$3	$2	$2
Wholesale
NAFTA	$40	$39	$3	$42	$44	$44	$3	$49
EMEA	$357	$357	$139	$413	$457	$457	$134	$443
LATAM	$28	$18	$21	$29	$30	$17	$21	$28
APAC	$10	$10	$7	$10	$9	$9	$6	$4
Total
Retail	$379	$377	$258	$385	$347	$345	$212	$352
Wholesale	$435	$424	$170	$494	$540	$527	$164	$524

Troubled Debt Restructurings

A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when a lender grants a concession it would not otherwise consider to a borrower experiencing financial difficulties. As a collateral based lender, the Company typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.

TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of collateral. In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third-party guarantees.

As of March 31, 2018, the Company had 279 retail and finance lease contracts classified as TDRs where a court has determined the concession in NAFTA. The pre-modification value was $9 million and the post-modification value was $8 million. Additionally, the Company had 393 accounts with a balance of $21 million undergoing bankruptcy proceedings where a concession has not yet been determined. As of March 31, 2017, the Company had 247 retail and finance lease contracts classified as TDRs where a court has determined the concession in NAFTA. The pre-modification value of these contracts was $5 million and the post-modification value was $5 million. Additionally, the Company had 433 accounts with a balance of $21 million undergoing bankruptcy proceedings where a concession has not yet been determined in NAFTA. As the outcome of the bankruptcy cases is determined by a court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous 12 months ended March 31, 2018 and 2017.

As of March 31, 2018 and 2017, the Company had approximately $11 million and $20 million, respectively, in retail and finance lease receivable contracts classified as TDRs in EMEA. The primary concessions were skipped payments and extended contract maturities and, as such, the post-modification value approximated the pre-modification value. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended March 31, 2018 and 2017.

As of March 31, 2018 and 2017, the Company had approximately $19 million and $20 million, respectively, in retail and finance lease contracts classified as TDRs in LATAM. The concessions granted on these receivables were primarily skipped payments and extended contract maturities. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended March 31, 2018 and 2017.

As of March 31, 2018 and 2017, the Company’s wholesale TDR agreements were immaterial.

Transfers of Financial Assets

The Company transfers a number of its financial receivables to securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity (“SPE”) finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in securitizations differ from other entities included in the Company’s condensed consolidated financial statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, the Company has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay the Company’s creditors until all obligations of the SPE have been fulfilled.

These securitization trusts were determined to be VIEs and, consequently, the Company has consolidated these trusts. In its role as servicer, the Company has the power to direct the trusts’ activities. Through its retained interests, the Company has an obligation to absorb certain losses or the right to receive certain benefits that could potentially be significant to the trusts.

No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to the Company although the Company provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, the Company does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by the Company, in its role as servicer.

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not qualify for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and, accordingly, the Company continues to recognize the receivables transferred by this means in its balance sheet and a financial liability of the same amount under asset-backed financing.

At March 31, 2018 and December 31, 2017, the carrying amount of such restricted assets included in financing receivables above are the following (in millions):

	Restricted Receivables
	March 31, 2018	December 31, 2017
Retail note and finance lease receivables	$6,551	$6,833
Wholesale receivables	7,099	7,156
Total	$13,650	$13,989

10. INVENTORIES

Inventories as of March 31, 2018 and December 31, 2017 consist of the following:

	March 31, 2018	December 31, 2017
	(in millions)
Raw materials	$1,443	$1,278
Work-in-process	776	601
Finished goods	5,202	4,573
Total inventories	$7,421	$6,452

11. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES

A summary of investments in unconsolidated subsidiaries and affiliates as of March 31, 2018 and December 31, 2017 is as follows:

	March 31, 2018	December 31, 2017
	(in millions)
Equity method	$560	$555
Cost method	3	6
Total	$563	$561

12. GOODWILL AND OTHER INTANGIBLES

Changes in the carrying amount of goodwill for the three months ended March 31, 2018 are as follows:

	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at January 1, 2018	$1,654	$593	$64	$5	$156	$2,472
Foreign currency translation and other	(2)	(2)	2	—	(1)	(3)
Balance at March 31, 2018	$1,652	$591	$66	$5	$155	$2,469

As of March 31, 2018 and December 31, 2017, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		March 31, 2018			December 31, 2017
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(in millions)
Other intangible assets subject to amortization:
Dealer networks	15	$322	$198	$124	$328	$199	$129
Patents, concessions and licenses and other	5-25	1,847	1,461	386	1,834	1,444	390
		2,169	1,659	510	2,162	1,643	519
Other intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273
Total Other intangible assets		$2,442	$1,659	$783	$2,435	$1,643	$792

CNH Industrial recorded amortization expense of $28 million and $27 million for the three months ended March 31, 2018 and 2017, respectively.

13. OTHER LIABILITIES

A summary of “Other liabilities” as of March 31, 2018 and December 31, 2017 is as follows:

	March 31, 2018	December 31, 2017
	(in millions)
Repurchase price on buy-back agreements	$2,290	$2,176
Warranty and campaign programs	959	932
Marketing and sales incentive programs	1,265	1,335
Tax payables	731	765
Accrued expenses and deferred income	591	610
Accrued employee benefits	671	752
Legal reserves and other provisions	400	384
Contract reserve	280	344
Contract liabilities(1)	1,500	1,498
Restructuring reserve	56	60
Other	864	738
Total	$9,607	$9,594
(1)	Contract liabilities also include $906 million and $926 million at March 31, 2018 and December 31, 2017, respectively, for future rents related to buy-back agreements.

Warranty and Campaign Program

CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the three months ended March 31, 2018 and 2017 for the basic warranty and accruals for campaign programs are as follows:

	Three Months Ended March 31,
	2018	2017
	(in millions)
Balance at beginning of period	$932	$792
Current year additions	204	175
Claims paid	(201)	(162)
Currency translation adjustment and other	24	1
Balance at March 31	$959	$806

Restructuring Provision

The Company incurred restructuring expenses of $3 million and $12 million during the three months ended March 31, 2018 and 2017. The expenses during the three months ended March 31, 2018 primarily related to actions in Commercial Vehicles as part of the Company’s Efficiency Program launched in 2014.

14. COMMITMENTS AND CONTINGENCIES

As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.

The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require the Company to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that such a loss has been incurred and the amount can be reasonably estimated, an accrual has been made against the Company’s earnings and included in “Other liabilities” on the condensed consolidated balance sheets.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, the Company believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its condensed consolidated financial statements.

Environmental

Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH Industrial has received inquiries for information or notices of its potential liability regarding 65 non-owned U.S. sites at which regulated materials allegedly generated by CNH Industrial were released or disposed (“Waste Sites”). Of the Waste Sites, 15 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 59 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved, it has not been named as a potentially responsible party (“PRP”), or its liability is likely de minimis.

Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 65 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH Industrial could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH Industrial believes that the costs associated with the Waste Sites will not have a material effect on the Company’s business, financial position, or results of operations.

The Company is conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or that are being decommissioned. The Company believes that the outcome of these activities will not have a material adverse effect on its business, financial position, or results of operations.

The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of hazardous substances typical of manufacturing and related operations, the discovery of currently unknown conditions, and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. As in the past, CNH Industrial plans to continue funding its costs of environmental compliance from operating cash flows.

Investigation, analysis, and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time that could exceed 30 years for some sites. As of March 31, 2018 and December 31, 2017, environmental reserves of approximately $38 million and $35 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Other Litigation and Investigation

European Commission settlement: Iveco, the Company’s wholly owned subsidiary, and its competitors were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to medium and heavy trucks. On July 19, 2016 the Commission announced a settlement with Iveco. Following the settlement, the Company has been named as defendant in current private litigation commenced in various European jurisdictions and Israel that remains at an early stage, and the Company expects to face further claims in various jurisdictions; the extent and outcome of which cannot be predicted at this time.

Guarantees

CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees to non-consolidated affiliates as of March 31, 2018 and December 31, 2017 totaling of $515 million and $368 million, respectively.

Other Contingencies

CNH Industrial is successor to Fiat Industrial S.p.A. (“Fiat Industrial”), a company formed as a result of the demerger of Fiat S.p.A. (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) in favor of Fiat Industrial (the “Demerger”). As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At March 31, 2018, the outstanding Liabilities amounted to approximately $0.2 billion. CNH Industrial believes the risk of FCA’s insolvency is extremely remote, and therefore, no specific provision has been accrued in respect of the above-mentioned potential joint liability.

15. FINANCIAL INSTRUMENTS

The Company may elect to measure financial instruments and certain other items at fair value. This fair value option would be applied on an instrument-by-instrument basis with changes in fair value reported in earnings. The election can be made at the acquisition of an eligible financial asset, financial liability, or firm commitment or, when certain specified reconsideration events occur. The fair value election may not be revoked once made. The Company has not elected the fair value measurement option for eligible items.

Fair-Value Hierarchy

The hierarchy of valuation techniques for financial instruments is based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair-value hierarchy:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available.

Determination of Fair Value

When available, the Company uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a market price is not available, the Company will use observable market based inputs to calculate fair value, in which case the items are classified in Level 2.

If quoted or observable market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters such as interest rates, currency rates, or yield curves. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.

The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, and the key inputs to those models, as well as any significant assumptions.

Derivatives

CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or issue derivative or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the condensed consolidated statements of cash flows.

Foreign Exchange Contracts

CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the condensed consolidated statements of operations in the line “Other, net” and was not significant for all periods presented. The maturity of these instruments does not exceed 24 months and the after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in net sales and cost of goods sold over the next twelve months assuming foreign exchange rates remain unchanged is approximately $18 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Other, net” and are expected to offset the foreign exchange gains or losses on the exposures being managed.

All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $8.6 billion and $6.9 billion at March 31, 2018 and December 31, 2017, respectively.

Interest Rate Derivatives

CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by the Company to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH Industrial recognizes interest expense on the related debt. Any ineffectiveness is recorded in “Other, net” in the condensed consolidated statements of operations and was insignificant for all periods presented. The after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in interest expense over the next twelve months is insignificant.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the risk of reductions in the fair value of existing fixed rate bonds and medium-term notes due to changes in LIBOR based interest rates. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. Ineffectiveness was insignificant for the three months ended March 31, 2018 and 2017.

CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Company being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the three and three months ended March 31, 2018 and 2017.

All of CNH Industrial’s interest rate derivatives outstanding as of March 31, 2018 and December 31, 2017 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $3.7 billion and $3.9 billion at March 31, 2018 and December 31, 2017, respectively.

Financial Statement Impact of CNH Industrial Derivatives

The fair values of CNH Industrial’s derivatives as of March 31, 2018 and December 31, 2017 in the condensed consolidated balance sheets are recorded as follows:

	March 31, 2018	December 31, 2017
	(in millions)
Derivatives Designated as Hedging Instruments
Assets
Foreign exchange contracts	$65	$53
Interest rate derivatives	8	7
Total Assets	$73	$60
Liabilities
Foreign exchange contracts	$(55)	$(55)
Interest rate derivatives	(21)	(16)
Total Liabilities	$(76)	$(71)
Derivatives Not Designated as Hedging Instruments
Assets
Foreign exchange contracts	$25	$13
Interest rate derivatives	6	4
Total Assets	$31	$17
Liabilities
Foreign exchange contracts	$(25)	$(22)
Interest rate derivatives	(7)	(5)
Total Liabilities	$(32)	$(27)

Pre-tax gains (losses) on the condensed consolidated statements of operations related to CNH Industrial’s derivatives for the three months ended March 31, 2018 and 2017 are recorded in the following accounts:

	Three Months Ended March 31,
	2018	2017
	(in millions)
Fair Value Hedges
Interest rate derivatives—Interest expense	$(7)	$(4)
Gains/(losses) on hedged items—Interest expense	$7	$4
Cash Flow Hedges
Recognized in accumulated other comprehensive income (effective portion):
Foreign exchange contracts—accumulated other comprehensive income	$28	$(71)
Interest rate derivatives—accumulated other comprehensive income	$3	$35
Reclassified from accumulated other comprehensive income (effective portion):
Foreign exchange contracts—Net sales	$—	$(1)
Foreign exchange contracts—Cost of goods sold	$12	$(14)
Foreign exchange contracts—Other, net	$5	$(3)
Interest rate derivatives—Interest expense	$(1)	$(1)
Not Designated as Hedges
Foreign exchange contracts—Other, net	$20	$(47)

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2018 and December 31, 2017:

	Level 1		Level 2		Total
	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$90	$66	$90	$66
Interest rate derivatives	—	—	14	11	14	11
Cross currency swaps	—	—	—	—	—	—
Investments	1	1	—	—	1	1
Total Assets	$1	$1	$104	$77	$105	$78
Liabilities
Foreign exchange derivatives	$—	$—	$(80)	$(77)	$(80)	$(77)
Interest rate derivatives	—	—	(28)	(21)	(28)	(21)
Total Liabilities	$—	$—	$(108)	$(98)	$(108)	$(98)

Fair Value of Other Financial Instruments

The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the condensed consolidated balance sheets approximates its fair value.

Financial Instruments Not Carried at Fair Value

The estimated fair market values of financial instruments not carried at fair value in the condensed consolidated balance sheets as of March 31, 2018 and December 31, 2017 are as follows:

	March 31, 2018		December 31, 2017
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	$19,488	$19,590	$19,795	$19,979
Debt	$24,650	$24,890	$25,895	$26,137

Financing Receivables

The fair value of financing receivables is based on the discounted values of their related cash flows at current market interest rates and they are classified as a Level 3 fair value measurement.

Debt

All debt is classified as a Level 2 fair value measurement with the exception of bonds issued by CNH Industrial Finance Europe S.A. and bonds issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement.

16. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The Company’s share of comprehensive income (loss) includes net income plus other comprehensive income, which includes changes in fair value of certain derivatives designated as cash flow hedges, certain changes in pension and other retirement benefit plans, foreign currency translations gains and losses, the Company’s share of other comprehensive income (loss) of entities accounted for using the equity method, and reclassifications for amounts included in net income (loss) less net income (loss) and other comprehensive income (loss) attributable to the noncontrolling interest. For more information on derivative instruments, see “Note 15: Financial Instruments”. For more information on pensions and retirement benefit obligations, see “Note 6: Employee Benefit Plans and Postretirement Benefits”. The Company’s other comprehensive income (loss) amounts are aggregated within accumulated other comprehensive income (loss). The tax effect for each component of other comprehensive income (loss) consisted of the following (in millions):

	Three Months Ended March 31, 2018
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$14	$(3)	$11
Changes in retirement plans’ funded status	14	(4)	10
Foreign currency translation	(289)	—	(289)
Share of other comprehensive loss of entities using the equity method	15	—	15
Other comprehensive income (loss)	$(246)	$(7)	$(253)

	Three Months Ended March 31, 2017
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(18)	$13	$(5)
Changes in retirement plans’ funded status	19	(5)	14
Foreign currency translation	24	—	24
Share of other comprehensive loss of entities using the equity method	9	—	9
Other comprehensive income (loss)	$34	$8	$42

The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following (in millions):

	Unrealized Gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Share of Other Comprehensive Income (Loss) of Entities Using the Equity Method	Total
Balance, January 1, 2017, as previously reported	$(88)	$(1,036)	$(490)	$(153)	$(1,767)
Adoption of ASC 606	—	—	5	—	5
Balance, January 1, 2017, as recast	(88)	(1,036)	(485)	(153)	(1,762)
Other comprehensive income (loss), before reclassifications	(23)	(3)	24	10	8
Amounts reclassified from other comprehensive income	18	17	—	—	35
Other comprehensive income (loss) *	(5)	14	24	10	43
Balance, March 31, 2017	$(93)	$(1,022)	$(461)	$(143)	$(1,719)

Balance, December 31, 2017, as previously reported	$1	$(950)	$(891)	$(118)	$(1,958)
Adoption of ASC 606	—	—	(8)	—	(8)
Balance, January 1, 2018	1	(950)	(899)	(118)	(1,966)
Other comprehensive income (loss), before reclassifications	27	(15)	(289)	14	(263)
Amounts reclassified from other comprehensive income (loss)	(16)	25	—	—	9
Other comprehensive income (loss) *	11	10	(289)	14	(254)
Balance, March 31, 2018	$12	$(940)	$(1,188)	$(104)	$(2,220)
(*)

Excluded from the table above is other comprehensive income (loss) allocated to noncontrolling interests of $1 million and $(1) million for the three months ended March 31, 2018 and 2017, respectively.

Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in the three months ended March 31, 2018 and 2017 consisted of the following:

	Amounts Reclassified from Other Comprehensive Income (Loss)		Consolidated Statement of Operations Line
	Three Months Ended March 31,
	2018	2017
	(in millions)
Cash flow hedges	$—	$1	Net sales
	(12)	14	Cost of goods sold
	(5)	3	Other, net
	1	1	Interest expense
	—	(1)	Income taxes
	$(16)	$18
Change in retirement plans’ funded status:
Amortization of actuarial losses	$21	$24	*
Amortization of prior service cost	(1)	(1)	*
	5	(6)	Income taxes
	$25	$17
Total reclassifications, net of tax	$9	$35

    (*) These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 6: Employee Benefit Plans and Postretirement Benefits” for additional information.

17. RELATED PARTY INFORMATION

CNH Industrial’s related parties are primarily EXOR N.V. and the companies that EXOR N.V. controls or has significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”). As of March 31, 2018, EXOR N.V. held 42.02% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of March 31, 2018. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates over which CNH Industrial has a significant influence or jointly controls.

The Company’s Audit Committee reviews and evaluates all significant related party transactions.

Transactions with EXOR N.V. and its Subsidiaries and Affiliates

EXOR N.V. is an investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three months ended March 31, 2018 and 2017.

In connection with the Demerger, Fiat (now known as FCA) and Fiat Industrial (now known as CNH Industrial) entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services (such as purchasing, tax, accounting and other back office services, security and training) to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. FCA subsidiaries provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.

Additionally, CNH Industrial sells engines and light commercial vehicles to and purchases engine blocks and other components from FCA subsidiaries. Furthermore, CNH Industrial and FCA may engage in other minor transactions in the ordinary course of business.

These transactions with FCA are reflected in the Company’s condensed consolidated financial statements as follows:

	Three Months Ended March 31,
	2018	2017
	(in millions)
Net sales	$199	$172
Cost of goods sold	$136	$112
Selling, general and administrative expenses	$38	$35

	March 31, 2018	December 31, 2017
	(in millions)
Trade receivables	$5	$17
Trade payables	$109	$96

Transactions with Unconsolidated Subsidiaries and Affiliates

CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to unconsolidated subsidiaries and affiliates such as IVECO—OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from unconsolidated subsidiaries and affiliates, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	Three Months Ended March 31,
	2018	2017
	(in millions)
Net sales	$319	$230
Cost of goods sold	$95	$86

	March 31, 2018	December 31, 2017
	(in millions)
Trade receivables	$184	$102
Trade payables	$108	$97

At March 31, 2018 and December 31, 2017, CNH Industrial had pledged guarantees on commitments of its joint ventures for an amount of $251 million and $255 million, respectively, mainly related to IVECO—OTO MELARA Società Consortile a responsabilità limitata. At March 31, 2018 CNH Industrial had pledged guarantees on commitments of its associated company for an amount of $201 million related to CNH Industrial Capital Europe S.A.S.

18. SUPPLEMENTAL INFORMATION

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH Industrial. This supplemental data is as follows:

Industrial Activities—The financial information captioned “Industrial Activities” reflects the consolidation of all majority-owned subsidiaries except for Financial Services. Financial Services has been included using the equity method of accounting whereby the net income and net assets of Financial Services are reflected, respectively, in “Equity in income of unconsolidated subsidiaries and affiliates” in the accompanying condensed consolidated statements of operations, and in “Investment in Financial Services” in the accompanying condensed consolidated balance sheets.

Financial Services—The financial information captioned “Financial Services” reflects the consolidation or combination of Financial Services business.

Transactions between the “Industrial Activities” and “Financial Services” have been eliminated to arrive at the condensed consolidated financial statements.

	Statement of Operations
	Industrial Activities		Financial Services
	Three Months Ended March 31,		Three Months Ended March 31,
	2018	2017	2018	2017
	(in millions)
Revenues
Net sales	$6,300	$5,290	$—	$—
Finance, interest and other income	27	36	502	512
Total Revenues	$6,327	$5,326	$502	$512
Costs and Expenses
Cost of goods sold	$5,256	$4,482	$—	$—
Selling, general and administrative expenses	527	474	63	65
Research and development expenses	227	191	—	—
Restructuring expenses	3	11	—	1
Interest expense	120	139	136	131
Other, net	80	69	171	196
Total Costs and Expenses	6,213	5,366	370	393
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	114	(40)	132	119
Income tax (expense) benefit	(23)	(13)	(40)	(38)
Equity in income of unconsolidated subsidiaries and affiliates	8	12	11	6
Results from intersegment investments	103	87	—	—
Net income	$202	$46	$103	$87

	Balance Sheets
	Industrial Activities		Financial Services
	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
	(in millions)
ASSETS
Cash and cash equivalents	$3,119	$4,901	$496	$529
Restricted cash	1	—	772	770
Trade receivables	536	490	44	53
Financing receivables	1,405	1,718	20,212	20,699
Inventories, net	7,200	6,236	221	216
Property, plant and equipment, net	6,768	6,829	2	2
Investments in unconsolidated subsidiaries and affiliates	3,212	3,173	223	205
Equipment under operating leases	37	35	1,744	1,810
Goodwill	2,314	2,316	155	156
Other intangible assets, net	770	779	13	13
Deferred tax assets	877	869	197	198
Derivative assets	97	73	15	14
Other assets	1,877	1,742	311	358
Total Assets	$28,213	$29,161	$24,405	$25,023
LIABILITIES AND EQUITY
Debt	$6,349	$7,443	$20,430	$21,075
Trade payables	6,194	5,936	163	193
Deferred tax liabilities	96	94	196	215
Pension, postretirement and other postemployment benefits	2,288	2,280	27	20
Derivative liabilities	95	88	21	20
Other liabilities	9,071	9,063	699	686
Total Liabilities	$24,093	$24,904	$21,536	$22,209
Equity	4,094	4,232	2,869	2,814
Redeemable noncontrolling interest	26	25	—	—
Total Liabilities and Equity	$28,213	$29,161	$24,405	$25,023

	Statements of Cash Flows
	Industrial Activities		Financial Services
	Three Months Ended March 31,		Three Months Ended March 31,
	2018	2017	2018	2017
	(in millions)
Operating activities:
Net income	$202	$46	$103	$87
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	184	176	1	1
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	102	74	66	65
Undistributed income (loss) of unconsolidated subsidiaries	(30)	31	(11)	(6)
Other non-cash items	30	14	20	24
Changes in operating assets and liabilities:	—
Provisions	(119)	(67)	(7)	(6)
Deferred income taxes	(7)	(14)	(17)	(10)
Trade and financing receivables related to sales, net	(41)	72	234	131
Inventories, net	(848)	(691)	93	127
Trade payables	167	254	(28)	(60)
Other assets and liabilities	(194)	(154)	78	24
Net cash provided by (used in) operating activities	$(554)	$(259)	$532	$377
Investing activities:
Additions to retail receivables	—	—	(959)	(846)
Collections of retail receivables	—	—	1,089	1,050
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	1	2	—	—
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and sold under buy-back commitments	(61)	(74)	(1)	—
Expenditures for assets under operating leases and assets sold under buy-back commitments	(196)	(229)	(109)	(164)
Other	109	(496)	(156)	424
Net cash provided by (used in) investing activities	$(147)	$(797)	$(136)	$464
Financing activities:
Proceeds from long-term debt	1	120	3,038	2,731
Payments of long-term debt	(1,081)	(238)	(3,317)	(3,631)
Net increase in other financial liabilities	23	14	(92)	57
Dividends paid	(1)	(1)	(52)	(104)
Other	(90)	—	—	—
Net cash used in financing activities	$(1,148)	$(105)	$(423)	$(947)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	68	69	(4)	11
Decrease in cash and cash equivalents and restricted cash	(1,781)	(1,092)	(31)	(95)
Cash and cash equivalents and restricted cash, beginning of year	4,901	4,649	1,299	1,205
Cash and cash equivalents and restricted cash, end of period	$3,120	$3,557	$1,268	$1,110

19. SUBSEQUENT EVENTS

At the Annual General Meeting of shareholders held on April 13, 2018, the Company’s shareholders approved a dividend of €0.14 per common share, equivalent to a total distribution of approximately €190 million.

On February 20, 2018, CNH Industrial announced that the United States Supreme Court ruled in its favor in Reese vs. CNH Industrial N.V. and CNH Industrial America LLC. The decision allows CNH Industrial to terminate or modify various retiree healthcare benefits (“Benefits”) previously provided to certain UAW Union represented Company retirees. On April 16, 2018, CNH Industrial announced it has determined to modify the Benefits provided to the applicable retirees to make them consistent with the Benefits provided to current eligible CNH Industrial retirees who had been represented by the UAW. The Benefits modifications are estimated to result in a reduction of the plan liability by approximately $500 million to $550 million, realizing a corresponding pre-tax income. The actual adjustment to the liability will be finalized using current market assumptions on the applicable measurement date (expected to be in the second quarter, once the retirees have been formally advised). This pre-tax income will be amortized from OCI to the income statement over approximately 4.5 years.

On April 27, 2018, CNH Industrial launched a buy-back program (the “Program”) involving the repurchase from time to time of up to $700 million in the Company’s common shares. The Program has a duration up to and including October 12, 2019. The Program will be conducted in the framework of the buyback authorization granted by the Shareholders’ Meeting held on April 13, 2018, whereby the Board is vested with the authority of purchasing up to 10% of the Company’s issued common shares during the eighteen-month period following such Shareholders’ Meeting.

On April 27, 2018, CNH Industrial announced that on the same date Moody’s Investors Service (“Moody’s”) raised the rating of the senior unsecured debt of CNH Industrial N.V. and CNH Industrial Finance Europe S.A. to Ba1 from Ba2. In addition, Moody’s affirmed the Ba1 corporate family rating of CNH Industrial N.V., the Ba1 senior unsecured rating of CNH Industrial Capital LLC and improved the outlook to positive from stable for both companies.

Effective April 27, 2018, the Board of Directors has appointed Mr. Derek Neilson as interim Chief Executive Officer of CNH Industrial following Mr. Tobin’s departure, as already announced by the Company on March 19, 2018. The Board of Directors will finalize the selection of a permanent Chief Executive Officer through its published governance process.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands. Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its consolidated subsidiaries.

The Company has five reportable segments reflecting the five businesses directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment (ii) Construction Equipment, which designs, produces and sells construction equipment (iii) Commercial Vehicles, which designs, produces and sell trucks, commercial vehicles, buses, and specialty vehicles (iv) Powertrain, which designs, produces and sells engines, transmissions and axles for those vehicles and engines for marine and power generation applications; and (v) Financial Services, which provides financial services to the customers of our products. The Company’s worldwide agricultural equipment, construction equipment, commercial vehicles, powertrain operations as well as corporate functions are collectively referred to as “Industrial Activities”.

The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and the notes to our unaudited condensed consolidated financial statements in this report, as well as our annual report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission (“SEC”). Results for the interim periods presented are not necessarily indicative of the results to be expected for the full fiscal year due to seasonal and other factors.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;
•	EMEA—member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);
•	LATAM—Central and South America, and the Caribbean Islands; and
•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

ADOPTION OF NEW ACCOUNTING STANDARDS AND OF CERTAIN NEW NON-GAAP FINANCIAL MEASURES

As previously mentioned in the “Notes to the condensed consolidated financial statements” section of this quarterly report, on January 1, 2018, the Company adopted, on a retrospective basis, updated FASB accounting standards for revenue recognition (ASC 606), retirement benefits accounting (ASU 2017-07) and cash flow presentation (ASU 2016-18). 2017 figures presented in this “Management’s discussion and analysis of financial condition and results of operations” section have been recast to reflect the adoption of such updated accounting standards.

Furthermore, concurrently with the change in accounting standards, the Company reviewed the metrics on which the operating segments will be assessed. Effective January 1, 2018, the Chief Operating Decision Maker began to assess segment performance and make decisions about resource allocation based upon adjusted EBIT and adjusted EBITDA.

As such, we have introduced adjusted EBIT and adjusted EBITDA as new non-GAAP measures this year. These measures replace our previous Operating Profit non-GAAP measure. The Company believes adjusted EBIT and adjusted EBITDA more fully reflect segment and consolidated profitability. See "Non-GAAP Financial Information" for information about these measures, including how CNH Industrial calculates them.

Non-GAAP Financial Measures

We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the reader’s ability to assess our financial performance and financial position. These measures facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These financial measures have no standardized meaning in U.S. GAAP, and are unlikely to be comparable to other similarly titled measures used by other companies, and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP.

Our primary non-GAAP financial measures are defined as follows:

Adjusted EBIT

Adjusted EBIT: is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring charges, the finance and non-service component of pension and other post-employment costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

Adjusted EBITDA

Adjusted EBITDA: is defined as adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)

Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. We provide a reconciliation of Net Debt to Total Debt, which is the most directly comparable U.S. GAAP financial measure included in our consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

Revenues on a Constant Currency Basis

We discuss the fluctuations in revenues on a constant currency basis by applying the prior-year average exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange (“FX”) rate fluctuations.

RESULTS OF OPERATIONS

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results. For further information, see “Note 18: Supplemental Information” to our condensed consolidated financial statements for the three months ended March 31, 2018, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Industrial Activities include the Financial Services business on the equity basis of accounting. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.

Three Months Ended March 31, 2018 Compared to Three Months Ended March 31, 2017

Consolidated Results of Operations

	Three Months Ended March 31,
	2018	2017
	(in millions)
Revenues:
Net sales	$6,300	$5,290
Finance, interest and other income	473	495
Total Revenues	6,773	5,785
Costs and Expenses:
Cost of goods sold	5,256	4,482
Selling, general and administrative expenses	590	539
Research and development expenses	227	191
Restructuring expenses	3	12
Interest expense	200	219
Other, net	251	263
Total Costs and Expenses	6,527	5,706
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	246	79
Income tax (expense)	(63)	(51)
Equity in income of unconsolidated subsidiaries and affiliates	19	18
Net income	202	46
Net income attributable to noncontrolling interests	6	3
Net income attributable to CNH Industrial N.V.	$196	$43

Revenues

We recorded revenues of $6,773 million for the three months ended March 31, 2018, an increase of 17.1% (up 9.2% on a constant currency basis) compared to the three months ended March 31, 2017. Net sales of Industrial Activities were $6,300 million in the three months ended March 31, 2018, an increase of 19.1% (up 10.6% on a constant currency basis) compared to the prior period as a result of increased volumes in all Industrial Activities segments.

Cost of Goods Sold

Cost of goods sold were $5,256 million for the three months ended March 31, 2018 compared with $4,482 million for the three months ended March 31, 2017. The increase of 17.3% was driven by the increase in revenues. As a percentage of net sales of Industrial Activities, cost of goods sold was 83.4% in the three months ended March 31, 2018 (84.7% for the three months ended March 31, 2017).

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $590 million during the three months ended March 31, 2018 (8.7% of total revenues), up $51 million compared to the three months ended March 31, 2017 (9.3% of total revenues).

Research and Development Expenses

For the three months ended March 31, 2018, research and development expenses were $227 million compared to $191 million for the three months ended March 31, 2017. The expenses in both periods were primarily attributable to spending on emission requirements and continued investment in new products.

Restructuring Expenses

Restructuring expenses for the three months ended March 31, 2018 were $3 million compared to $12 million for the three months ended March 31, 2017. The expenses in the three months ended March 31, 2018 were primarily attributable to actions in Commercial Vehicles as part of the Efficiency Program launched in 2014.

Interest Expense

Interest expense was $200 million for the three months ended March 31, 2018 compared to $219 million for the three months ended March 31, 2017. The interest expense attributable to Industrial Activities for the three months ended March 31, 2018, net of interest income and eliminations, was $93 million compared to $103 million in the three months ended March 31, 2017. The decrease was primarily attributable to refinancing and early retirement of certain high yield debt.

Other, net

Other, net expenses were $251 million for the three months ended March 31, 2018 compared to $263 million in the three months ended March 31, 2017, and refer to Industrial Activities for an amount of $80 million ($69 million in the three months ended March 31, 2017) and to Financial Services for an amount of $171 million ($196 million in the three months ended March 31, 2017). With reference to Industrial Activities, Other, net expenses included foreign exchange losses of $25 million and $32 million for the three months ended March 31, 2018 and 2017, respectively, and Finance and non-service components of Pension and OPEB expenses of $18 million and $23 million for the three months ended March 31, 2018 and 2017, respectively. With reference to Financial Services, Other, net expenses primarily included depreciation of assets under operating lease of $66 million and $65 million for the three months ended March 31, 2018 and 2017, respectively, as well as the cost of used assets sold at the end of the operating lease contract of $95 million and $116 million for the three months ended March 31, 2018 and 2017, respectively.

Income Taxes

	Three Months Ended March 31,
	2018	2017
	(in millions, except percentages)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$246	$79
Income tax (expense)	$(63)	$(51)
Effective tax rate	25.6%	64.6%

Income taxes totaled $63 million for the three months ended March 31, 2018 compared to $51 million in the three months ended March 31, 2017. The effective tax rate was 25.6% in the three months ended March 31, 2018 compared to an effective tax rate of 64.6% in the three months ended March 31, 2017. Excluding the impact of restructuring in both periods, the effective tax rate was 26% and 59% in the three months ended March 31, 2018 and 2017, respectively. The improvement was primarily due to a favorable geographic mix of earnings, including improved results in jurisdictions where the Company cannot benefit from pre-tax losses, and a lower U.S. tax rate.

In December 2017, the U.S. government enacted new tax legislation (U.S. tax reform). U.S. tax reform changed many aspects of U.S. corporate income taxation, including reducing the corporate tax rate from 35% to 21%, implementing a quasi-territorial tax system and imposing a tax on deemed repatriated earnings of certain foreign subsidiaries. The Company reasonably estimated the effects of U.S. tax reform in the three months ended December 31, 2017. Those provisional estimates were not changed during the three months ended March 31, 2018. During 2018, however, the Company will continue assessing its previously recorded impacts of U.S. tax reform. Any revisions to the Company’s prior estimates will be treated in accordance with the measurement period guidance outlined in Staff Accounting Bulletin No. 118.

Equity in Income of Unconsolidated Subsidiaries and Affiliates

Equity in income of unconsolidated subsidiaries and affiliates totaled $19 million and $18 million for the three months ended March 31, 2018 and 2017, respectively.

Net Income

Net income was $202 million in the three months ended March 31, 2018 compared to net income of $46 million in the three months ended March 31, 2017.

Industrial Activities and Business Segments

The following tables show revenues, adjusted EBIT and adjusted EBITDA by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	Three Months Ended March 31,
	2018	2017	% Change	% Change Excl. FX
	(in millions, except percentages)
Revenues:
Agricultural Equipment	$2,579	$2,240	15.1%	10.8%
Construction Equipment	682	502	35.9%	31.5%
Commercial Vehicles	2,495	2,125	17.4%	4.7%
Powertrain	1,186	1,001	18.5%	5.2%
Eliminations and other	(642)	(578)
Total Net sales of Industrial Activities	6,300	5,290	19.1%	10.6%
Financial Services	502	512	(2.0)%	(4.1)%
Eliminations and other	(29)	(17)
Total Revenues	$6,773	$5,785	17.1%	9.2%

	Three Months Ended March 31,
	2018	2017	$ Change	2018 Adj EBIT Marg	2017 Adj EBIT Marg
	(in millions, except percentages)
Adjusted EBIT by segment:
Agricultural Equipment	$186	$115	$71	7.2%	5.1%
Construction Equipment	—	(31)	31	0.0%	(6.2)%
Commercial Vehicles	49	17	32	2.0%	0.8%
Powertrain	95	74	21	8.0%	7.4%
Unallocated items, eliminations and other	(69)	(34)	(35)
Total Industrial Activities	261	141	120	4.1%	2.7%
Financial Services	143	126	17	28.5%	24.6%
Eliminations and other	—	—	—
Adjusted EBIT	$404	$267	$137	6.0%	4.6%

	Three Months Ended March 31,
	2018	2017	$ Change	2018 Adj EBIT Marg	2017 Adj EBIT Marg
	(in millions, except percentages)
Adjusted EBITDA by segment:
Agricultural Equipment	$265	$194	$71	10.3%	8.7%
Construction Equipment	16	(15)	31	2.3%	(3.0)%
Commercial Vehicles	206	142	64	8.3%	6.7%
Powertrain	129	104	25	10.9%	10.4%
Unallocated items, eliminations and other	(69)	(34)	(35)
Total Industrial Activities	547	391	156	8.7%	7.4%
Financial Services	210	192	18	41.8%	37.5%
Eliminations and other	—	—	—
EBITDA	$757	$583	$174	11.2%	10.1%

Net sales of Industrial Activities were $6,300 million during the three months ended March 31, 2018, a 19.1% increase (up 10.6% on a constant currency basis) compared to the same period of 2017 driven by increased revenues in each Industrial Activities segment.

Adjusted EBIT was $261 million in the three months ended March 31, 2018, a $120 million increase from the three months ended March 31, 2017 with an adjusted EBIT margin of 4.1% up 1.4 percentage points (“p.p.”) compared to the three months ended March 31, 2017.

Adjusted EBITDA of Industrial Activities was up 40% to $547 million for the first quarter of 2018 compared to $391 million for the first quarter of 2017, with an adjusted EBITDA margin of 8.7%, up 1.3 p.p. compared to the first quarter of 2017.

Business Segment Performance

Agricultural Equipment

Net Sales

The following table shows Agricultural Equipment net sales by geographic region for the three months ended March 31, 2018 compared to the three months ended March 31, 2017:

Agricultural Equipment Sales—by geographic region:

	Three Months Ended March 31,
(in millions, except percentages)	2018	2017	% Change
NAFTA	$771	$720	7.1%
EMEA	998	796	25.4%
LATAM	356	366	(2.7)%
APAC	454	358	26.8%
Total	$2,579	$2,240	15.1%

Net sales of Agricultural Equipment were $2,579 million for the three months ended March 31, 2018, an increase of 15.1% (up 10.8% on a constant currency basis) compared to the three months ended March 31, 2017 primarily due to higher sales volumes and positive net price realization.

For the three months ended March 31, 2018, worldwide industry unit sales were flat compared to the prior period. In NAFTA, industry volumes in the over 140 horsepower (“hp”) tractor market sector were up 1% and combines were down 2%. Industry volumes for under 140 hp tractors in NAFTA was flat. EMEA markets were down 3% and up 19% for tractors and combines, respectively. In LATAM, the tractor and combine markets decreased by 16%. APAC markets increased 17% for tractors and decreased by 2% for combines.

Adjusted EBIT

Adjusted EBIT was $186 million in the first quarter of 2018 ($115 million in the first quarter of 2017). Adjusted EBIT margin increased 2.1 p.p. to 7.2% compared to the first quarter of 2017. The increase was due to favorable volume, better mix, and higher production levels, with NAFTA row crop production matching retail demand, as a result of a balanced inventory of used equipment. Price realization, net of a negative foreign exchange transaction impact, represented 2.5% of revenues, and was partially offset by raw material cost increases and higher overhead costs. The Company continues to invest in its product development program for precision farming and compliance with Stage V emissions requirements.

Construction Equipment

Net Sales

The following table shows Construction Equipment net sales by geographic region for the three months ended March 31, 2018 compared to the three months ended March 31, 2017:

Construction Equipment Sales—by geographic region:

	Three Months Ended March 31,
(in millions, except percentages)	2018	2017	% Change
NAFTA	$322	$267	20.6%
EMEA	152	97	56.7%
LATAM	76	54	40.7%
APAC	132	84	57.1%
Total	$682	$502	35.9%

Net sales of Construction Equipment were $682 million for the three months ended March 31, 2018, an increase of 35.9% from the three months ended March 31, 2017 (up 31.5% on a constant currency basis) as a result of increased demand and market share gains across most regions.

During the three months ended March 31, 2018, Construction Equipment’s worldwide heavy industry sales were up 25%, and light industry sales were up 12% compared to the three months ended March 31, 2017. Industry light equipment sales and heavy equipment industry sales were up in all regions.

Adjusted EBIT

Adjusted EBIT achieved breakeven in the first quarter of 2018 from a negative adjusted EBIT of $31 million in the first quarter of 2017. Results were favorably impacted by higher sales volume due to improved end-user demand, as well as the related 30% increase in production. Pricing conditions remain favorable, more than offsetting unfavorable foreign exchange impact and raw material cost increases. The order book is up approximately 20% relative to the prior year period.

Commercial Vehicles

Net Sales

The following table shows Commercial Vehicles’ net sales by geographic region for the March 31, 2018 compared to the three months ended March 31, 2017:

Commercial Vehicles Sales—by geographic region:

	Three Months Ended March 31,
(in millions, except percentages)	2018	2017	% Change
NAFTA	$4	$6	n.m.
EMEA	2,131	1,797	18.6%
LATAM	162	162	(—)%
APAC	198	160	23.8%
Total	$2,495	$2,125	17.4%

n.m. – not meaningful

Commercial Vehicles’ net sales were $2,495 million for the three months ended March 31, 2018, an increase of 17.4% (up 4.7% on a constant currency basis) compared to the three months ended March 31, 2017, primarily as a result of higher industry volumes in the light commercial vehicle market in Europe. Net sales increased in APAC and were flat in LATAM.

During the three months ended March 31, 2018, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was up 9% compared to the same period in 2017. The Light Commercial Vehicles (“LCV”) market (GVW 3.5-7.49 tons) increased 11% and the Medium & Heavy (“M&H”) truck market (GVW ≥7.5 tons) increased 5%. In LATAM, new truck registrations (GVW ≥3.5 tons) increased 29% over the same period of 2017, with an increase of 41% in Brazil and 11% in Argentina. In APAC, new truck registrations grew by 10%.

In the three months ended March 31, 2018, our estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 11.6%, down 0.6 p.p. compared to the three months ended March 31, 2017. Our market share in LATAM in the three months ended March 31, 2018 was 11%, down 1.0 p.p. compared to the three months ended March 31, 2017.

Commercial Vehicles delivered approximately 33,250 vehicles (including buses and specialty vehicles) in the three months ended March 31, 2018, representing a 4% increase from the same prior-year period. Volumes were up 10% in LCV and down 5% in M&H truck segments. Commercial Vehicles’ deliveries increased 2% in EMEA, 8% in LATAM and 25% in APAC.

In the three months ended March 31, 2018, Commercial Vehicles’ ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 1.26. In the three months ended March 31, 2018, truck order intake in Europe increased 9% compared to the three months ended March 31, 2017, with a 17% increase in LCV and a 11% decrease in M&H.

Adjusted EBIT

Adjusted EBIT was $49 million for the first quarter of 2018 (up from $17 million in the first quarter of 2017). Adjusted EBIT margin increased 1.2 p.p. to 2.0% compared to the first quarter of 2017. The increase was mainly due to increased end-user demand in light commercial vehicles, improved pricing and manufacturing efficiencies, partially offset by increased research and development costs as result of new product development initiatives.

Powertrain

Net Sales

Powertrain net sales were $1,186 million for the three months ended March 31, 2018, an 18.5% increase over the three months ended March 31, 2017 (up 5.2% on a constant currency basis) as a result of higher sales volume in engine applications. Sales to external customers accounted for 48% of total net sales (45% in the first quarter of 2017).

During the three months ended March 31, 2018, Powertrain sold approximately 153,500 engines, an increase of 4% compared to the three months ended March 31, 2017. In terms of major customers, 27% of engine units were supplied to Commercial Vehicles, 15% to Agricultural Equipment, 4% to Construction Equipment and the remaining 54% to external customers. Additionally, Powertrain delivered approximately 19,600 transmissions, an increase of 5% compared to the three months ended March 31, 2017, and approximately 50,000 axles, a 1% decrease compared to the three months ended March 31, 2017.

Adjusted EBIT

Adjusted EBIT was $95 million for the first quarter of 2018, a $21 million increase compared to the first quarter of 2017, with an adjusted EBIT margin of 8.0%, up 0.6 p.p. compared to the first quarter of 2017, as a result of the higher volumes and manufacturing efficiencies.

Financial Services Performance

Finance, Interest and Other Income

Financial Services reported revenues of $502 million for the three months ended March 31, 2018, a decrease of 2.0% compared to the three months ended March 31, 2017.

Net Income

Net income of Financial Services was $103 million for the three months ended March 31, 2018, a $16 million increase over the three months ended March 31, 2017, primarily due to improved performance in EMEA and LATAM, and due to the lower U.S. tax rate.

Retail loan originations in the three months ended March 31, 2018, including unconsolidated joint ventures, were $2.2 billion, up $0.3 billion compared to the three months ended March 31, 2017. The managed portfolio, including unconsolidated joint ventures was $26.5 billion as of March 31, 2018 (of which retail was 62% and wholesale was 38%), up $1.8 billion compared to March 31, 2017. Excluding the impact of currency translation, the managed portfolio increased $0.5 billion compared to the same period in 2017.

Reconciliation of Net Income (Loss) to Adjusted EBITDA

The following table includes the reconciliation of adjusted EBIT and adjusted EBITDA, a non-GAAP financial measure, to our net income, the most comparable U.S. GAAP financial measure.

	Three Months Ended March 31,
	2018	2017
	(in millions)
Net income	$202	$46
Income tax (expense)	63	51
Interest expenses of Industrial Activities, net of interest income and eliminations	93	103
Foreign exchange (gains) losses, net	25	32
Finance and non-service component of Pension and other post-employment benefit costs	18	23
Restructuring expenses	3	12
Adjusted EBIT	404	267
Depreciation and Amortization	185	177
Depreciation of assets under operating leases and assets sold with buy-back commitments	168	139
Adjusted EBITDA	$757	$583

CRITICAL ACCOUNTING POLICIES

See our critical accounting policies discussed in the Management’s Discussion and Analysis of the most recent annual report filed on Form 20-F. There have been no material changes to these policies, except for those resulting from the adoption of the new accounting standard for revenue recognition (ASC 606), as previously described in the “Notes to the condensed consolidated financial statements” section of this quarterly report.

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statements of cash flows and our condensed consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the next twelve months.

Cash Flows

During the three months ended March 31, 2018, consolidated cash, cash equivalents, and restricted cash decreased by $1.8 billion primarily as a result of the seasonal cash used in working capital for $1 billion, the repayment of the remaining outstanding CNH Industrial Finance Europe S.A. 6.25% Notes of $1 billion, and the repurchase of $90 million of common shares under our buy-back program. Cash, cash equivalents, and restricted cash of Industrial Activities decreased $1.8 billion, while cash, cash equivalents, and restricted cash of Financial Services decreased by $31 million.

Cash Flows of Industrial Activities

Net cash used in operating activities was $554 million in the three months ended March 31, 2018 compared to $259 million utilized in the three months ended March 31, 2017. The increase in cash usage was primarily due to increased working capital absorption.

Net cash used in investing activities was $147 million in the three months ended March 31, 2018 compared to $797 million used in the three months ended March 31, 2017. The decrease in cash usage was primarily due to an increase in net cash receipts related to intersegment receivables and payables included in Other changes.

Net cash used in financing activities was $1.1 billion in the three months ended March 31, 2018 compared to $105 million used in the three months ended March 31, 2017. The increased cash usage was primarily due to the repayment of the remaining $1 billion in principal amount of the outstanding CNH Industrial Finance Europe S.A. 6.25% Notes.

Cash Flows of Financial Services

Net cash provided by operating activities was $532 million in 2018 compared to $377 million provided in the three months ended March 31, 2017. The increase in cash generated by operating activities was primarily due to collections on the wholesale receivable portfolio.

Net cash utilized by investing activities was $136 million in the three months ended March 31, 2018 compared to $464 million being provided in 2017, primarily reflecting an increase in net cash paid related to intersegment payables and receivables.

Net cash used in financing activities was $423 million in the three months ended March 31, 2018 compared to $947 million in the prior year. The decrease in cash usage was primarily due to lower net repayments of debt.

Debt

As of March 31, 2018 and December 31, 2017, our consolidated debt was as detailed in the table below:

	Consolidated		Industrial Activities		Financial Services
	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
	(in millions)
Total Debt	$24,650	$25,895	$6,349	$7,443	$20,430	$21,075

A summary of total debt as of March 31, 2018 and December 31, 2017, is as follows:

	March 31, 2018			December 31, 2017
	Industrial Activities	Financial Services	Total	Industrial Activities	Financial Services	Total
	(in millions)
Total Bonds	$4,889	$3,077	$7,966	$5,810	$3,075	$8,885
Asset-backed debt	—	11,467	11,467	3	12,025	12,028
Other debt	648	4,569	5,217	648	4,334	4,982
Intersegment debt	812	1,317	—	982	1,641	—
Total Debt	$6,349	$20,430	$24,650	$7,443	$21,075	$25,895

A summary of issued bonds outstanding as of March 31, 2018 is as follows:

	Currency	Face value of outstanding bonds (in millions)	Coupon	Maturity	Outstanding amount ($ millions)
Industrial Activities
Euro Medium Term Notes:
CNH Industrial Finance Europe S.A. (1)	EUR	547	2.750%	March 18, 2019	674
CNH Industrial Finance Europe S.A. (1)	EUR	700	2.875%	September 27, 2021	863
CNH Industrial Finance Europe S.A. (1)	EUR	75	1.625%	March 29, 2022	92
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.375%	May 23, 2022	616
CNH Industrial Finance Europe S.A. (1)	EUR	500	2.875%	May 17, 2023	616
CNH Industrial Finance Europe S.A. (1)	EUR	650	1.750%	September 12, 2025	801
CNH Industrial Finance Europe S.A. (1)	EUR	100	3.500%	November 12, 2025	123
CNH Industrial Finance Europe S.A. (1)	EUR	50	3.875%	April 21, 2028	62
Other Bonds:
CNH Industrial N.V. (2)	USD	600	4.500%	August 15, 2023	600
CNH Industrial N.V. (2)	USD	500	3.850%	November 15, 2027	500
Hedging effects, bond premium/discount, and unamortized issuance costs					(58)
Total Industrial Activities					$4,889
Financial Services
CNH Industrial Capital LLC	USD	600	3.625%	April 15, 2018	$600
CNH Industrial Capital LLC	USD	500	3.375%	July 15, 2019	500
CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600
CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500
CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400
CNH Industrial Capital LLC	USD	500	4.375%	April 05, 2022	500
Hedging effects, bond premium/discount, and unamortized issuance costs					(23)
Total Financial Services					$3,077
(1)	Bond listed on the Irish Stock Exchange.
(2)	Bond listed on the New York Stock Exchange.

The calculation of Net Debt as of March 31, 2018 and December 31, 2017 and the reconciliation of Net Debt to Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, are shown below:

	Consolidated		Industrial Activities		Financial Services
	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
	(in millions)
Third party debt	$24,650	$25,895	$5,537	$6,461	$19,113	$19,434
Intersegment notes payable	—	—	812	982	1,317	1,641
Total Debt (1)	24,650	25,895	6,349	7,443	20,430	21,075
Less:
Cash and cash equivalents	3,615	5,430	3,119	4,901	496	529
Restricted cash	773	770	1	—	772	770
Intersegment notes receivable	—	—	1,317	1,641	812	982
Derivatives hedging debt	(11)	(7)	(11)	(7)	—	—
Net Debt (Cash) (2)	$20,273	$19,702	$1,923	$908	$18,350	$18,794
(1)

Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $812 million and $982 million as of March 31, 2018 and December 31, 2017, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,317 million and $1,641 million as of March 31, 2018 and December 31, 2017, respectively.

(2)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $505 million and $659 million as of March 31, 2018 and December 31, 2017, respectively.

The increase in Net Debt at March 31, 2018 compared to December 31, 2017 mainly reflects seasonal cash absorption related to operating activities, the repurchase of common shares at an aggregate cost of $90 million, and the negative foreign exchange translation impact on euro denominated debt.

The following table shows the change in Net Debt of Industrial Activities for the three months ended March 31, 2018 and 2017:

(in millions)	2018	2017
Net industrial (debt)/cash at beginning of period	$(908)	$(1,609)
Adjusted EBITDA of Industrial Activities	547	391
Cash Interest and taxes	(162)	(180)
Changes in provisions and similar(1)	(134)	(82)
Change in working capital(2)	(1,005)	(622)
Operating cash flow	(754)	(493)
Investments in property, plant and equipment, and intangible assets(3)	(61)	(74)
Other changes	(10)	35
Net industrial cash flow	(825)	(532)
Capital increases and dividends(4)	(91)	(1)
Currency translation differences and other	(99)	(28)
Change in Net industrial debt	(1,015)	(561)
Net Debt of Industrial Activities at end of period	$(1,923)	$(2,170)
(1)	Including other cash flow items related to operating lease and buy-back activities.
(2)	Excluding change in inventory and other liabilities related to operating lease and buy-back activities.
(3)	Excluding assets sold under buy-back commitments and assets under operating leases.
(4)	Including share buy-back transactions

Available committed unsecured facilities expiring after twelve months amounted to approximately $3.3 billion at March 31, 2018 ($3.2 billion at December 31, 2017). Total committed secured facilities expiring after twelve months amounted to approximately $4.3 billion at March 31, 2018 ($3.8 billion at December 31, 2017) of which $0.6 billion was available at March 31, 2018 ($1.2 billion at December 31, 2017).

Please refer to “Note 9: Debt” in our most recent annual report on Form 20-F for more information related to our debt and credit facilities.

Contingencies

As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including legal proceedings, claims and governmental investigations, particularly in the areas of product liability (including asbestos-related liability), product performance, emissions and fuel economy, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. For more information, please refer to the information presented in “Note 14: Commitments and Contingencies” to our condensed consolidated financial statements.

SAFE HARBOR STATEMENT

This quarterly report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact contained in this filing including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.

Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other postemployment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s most recent annual report on Form 20-F for the year ended December 31, 2017.

Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements.

All future written and oral forward-looking statements by the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See our most recent annual report filed on Form 20-F (Part I, Item 11). There has been no material change in this information.

PART II – OTHER INFORMATION

LEGAL PROCEEDINGS

See “Note 14: Commitments and Contingencies” to our condensed consolidated financial statements.

RISK FACTORS

See our most recent annual report filed on Form 20-F (Part I, Item 3D). There was no material change in this information during the three months ended March 31, 2018. The risks described in the annual report on Form 20-F and in the “Safe Harbor Statement” within this report are not the only risks faced by us. Additional risks and uncertainties not currently known or that are currently judged to be immaterial may also materially affect our business, financial condition or operating results.

UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

The Company’s purchases of its common shares during the three months ended March 31, 2018 were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share (€)	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)(2)	Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs ($)(1)(2)
Jan 1 to Jan 31, 2018	—	€—	$—	—	$262,145,319
Feb 1 to Feb 28, 2018	1,011,381	€10.976	$13.489	1,011,381	$248,503,054
Mar 1 to Mar 31, 2018	5,784,950	€10.702	$13.206	5,784,950	$172,109,336
Total	6,796,331			6,796,331	172,109,336
(1)

On June 5, 2017, the Company announced the renewal of its buy-back program to repurchase up to $300 million in common shares. The renewed buy-back program implemented the resolution adopted by the Company’s shareholders at the annual general meeting of shareholders (“AGM”) held on April 14, 2017. The authorization granted was for a period of 18 months from the date of the AGM. On April 27, 2018 the Company announced its intention to launch a buy-back program up to $700 million, see “Note 19: Subsequent Events” for further details.

(2)

Share repurchases are made on the Mercato Telematico Azionario (“MTA”) and have been translated from euros at the exchange rate reported by the European Central Bank on the respective transaction dates.

DEFAULT UPON SENIOR SECURITIES

Not applicable.

MINE SAFETY DISCLOSURES

Not applicable.

OTHER INFORMATION

None.